UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes  ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	September 27, 2018	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

CHINA EASTERN
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
Stock Code : A Share : 600115
H Share : 00670 ADR : CEA
WORLD - CLASS
HOSPITALITY WITH
EASTERN CHARM
世界品位 東方魅力
INTERIM REPORT 2018

Contents
2 Definitions
5 Company Business Introduction
6 Company Profile
8 Interim Financial Information
• Notes to the Interim Condensed Consolidated Financial Statements
47 Summary of Operating Data
50 Fleet Structure
51 Management Discussion and Analysis

Definitions
In this report, unless the context otherwise requires, the following expressions have the following meanings:
AFK means Air France-KLM. Please refer to its official website https://www.airfranceklm.com/ for more details about AFK
Articles means the articles of association of the Company
Audit and Risk Management Committee
means the audit and risk management committee of the Company
Available freight tonne-kilometres (AFTK)
means the sum of the maximum tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown for every route
Available seat-kilometres (ASK) means the sum of the maximum number of seats made available for sale multiplied by the distance flown for every route
Available tonne-kilometres (ATK) means the sum of capacity available for the carriage multiplied by the distance flown for every route
Board means the board of directors of the Company
Business Airlines means 東方公務航空服務有限公司 (Eastern Business Airlines Service Co., Ltd.*), a wholly-owned subsidiary of the Company
CAAC means the Civil Aviation Administration of China. Please refer to its official website http://www.caac.gov.cn/ for more details about the CAAC
CASC means 中國航空器材有限責任公司 (China Aviation Supplies Co., Limited*)
CEA Holding means 中國東方航空集團有限公司 (China Eastern Air Holding Company Limited*), the controlling shareholder and a connected person of the Company
CES Finance means 東航金控有限責任公司 (CES Finance Holding Co., Limited), a wholly-owned subsidiary of CEA Holding and a shareholder and connected person of the Company
CES Global means 東航國際控股（香港）有限公司 (CES Global Holdings (Hong Kong) Limited), a wholly- owned subsidiary of CES Finance and a shareholder and connected person of the Company
China Cargo Airlines means 中國貨運航空有限公司 (China Cargo Airlines Co., Limited), a controlled subsidiary of Eastern Logistics and a connected person of the Company
China Eastern Airlines, CEA, or the Company
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited)
China United Airlines means 中 國 聯 合 航 空 有 限 公 司 (China United Airlines Co., Limited), a wholly-owned subsidiary of the Company
Code means the Corporate Governance Code set out in Appendix 14 to the Listing Rules
CSRC means the China Securities Regulatory Commission. Please refer to its official website http://www.csrc.gov.cn/ for more details about the CSRC
Delta means Delta Air Lines Inc (IATA Code: DL), a shareholder of the Company. Please refer to its official website https://www.delta.com/ for more details about Delta
Directors means the directors of the Company
Eastern Air Finance means 東航集團財務有限責任公司 (Eastern Air Group Finance Co., Ltd.), a controlled subsidiary of CEA Holding and a connected person to the Company
Eastern Air Jiangsu means 中國東方航空江蘇有限公司 (China Eastern Airlines Jiangsu Co., Limited*), a controlled subsidiary of the Company
Eastern Air Overseas means 東航海外（香港）有限公司 (Eastern Air Overseas (Hong Kong) Corporation Limited), a wholly-owned subsidiary of the Company
2 China Eastern Airlines Corporation Limited 2018 Interim Report

Definitions
Eastern Air Wuhan means 中國東方航空武漢有限責任公司 (China Eastern Airlines Wuhan Limited*), a controlled subsidiary of the Company
Eastern Air Yunnan means 東方航空雲南有限公司 (China Eastern Airlines Yunnan Co., Limited*), a controlled subsidiary of the Company
Eastern Airlines Industry Investment
means 東方航空產業投資有限公司 (Eastern Airlines Industry Investment Company Limited*), a wholly-owned subsidiary of CEA Holding and a connected person of the Company
Eastern Logistics means 東方航空物流有限公司 (Eastern Airline Logistics Co., Limited*), a controlled subsidiary of Eastern Airlines Industry Investment and a connected person of the Company
Eastern Technology means 東方航空技術有限公司 (China Eastern Airlines Technology Co., Limited), a wholly-owned subsidiary of the Company
Freight load factor means the ratio of freight traffic volume to AFTK
Freight tonne-kilometres yield means the ratio of the sum of freight transportation and related revenue to freight traffic volume Frequent flyer program means the strategic initiative which offers reward miles to passengers who frequently fly the airlines by accumulating flight kilometers or points thereby enhancing customers’ satisfaction level and loyalty
Group means the Company and its subsidiaries
Hong Kong Stock Exchange means The Stock Exchange of Hong Kong Limited
Listing Rules means the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
HKSCC means Hong Kong Securities Clearing Company Ltd., which operates the Central Clearing and Settlement System (CCASS) of Hong Kong. HKSCC is a wholly-owned subsidiary of The Hong Kong Stock Exchange, where the shares of H shares investors are deposited in HKSCC
IATA means the International Air Transport Association, a major international organization formed by airlines of different countries worldwide, which coordinates and communicates government policies through aviation transportation enterprises and deals with actual operations issues. Please refer to its official website http://www.iata.org/ for more details
IFRS means the International Financial Reporting Standards
Japan Airlines means Japan Airlines Co., Ltd (IATA Code: JL). Please refer to its official website http://www.jal.com/ for more details about Japan Airlines
Juneyao Airlines means Juneyao Airlines Co., Ltd (上海吉祥航空股份有限公司), a joint stock limited company incorporated in the PRC with limited liability, whose A Shares are listed on the Shanghai Stock Exchange (A Share code: 603885)
Juneyao Group means Shanghai Juneyao (Group) Co., Ltd. (上海均瑤（集團）有限公司), the controlling Shareholder of Juneyao Airlines
Model Code means the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules
Overall load factor means the ratio of total traffic volume to ATK Passenger load factor means the ratio of passenger traffic volume to ASK
Passenger-kilometres yield means the ratio of the sum of passenger traffic and related revenue to passenger traffic volume
Qantas means Qantas Airways Ltd (IATA Code: QF). Please refer to its official website https://www.qantas.com/ for more details about Qantas
Reporting Period means the six months from 1 January 2018 to 30 June 2018

Definitions
Revenue freight tonne-kilometres (RFTK)
means the freight traffic volume, the sum of cargo and mail load in tonnes multiplied by the distance flown for every route
Revenue passenger-kilometres (RPK)
means the passenger traffic volume, the sum of the number of passengers carried multiplied by the distance flown for every route
Revenue tonne-kilometres (RTK) means the total traffic volume, the sum of load (passenger and cargo) in tonnes multiplied by the distance flown for every route
Revenue tonne-kilometres yield means the ratio of the sum of transportation and related revenue to total traffic volume
SASAC means the State-owned Assets Supervision and Administration Commission of the State Council.
Please refer to its official website http://www.sasac.gov.cn/ for more details about the SASAC
SFO means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
Shanghai Airlines means 上海航空有限公司 (Shanghai Airlines Co., Limited*), a wholly-owned subsidiary of the Company
Shanghai Airlines Tours means 上海航空國際旅遊（集團）有限公司 (Shanghai Airlines Tours, International (Group) Co., Limited*), a wholly-owned subsidiary of the Company
Shanghai Flight Training means 上海東方飛行培訓有限公司 (Shanghai Eastern Flight Training Co., Limited), a wholly-owned subsidiary of the Company
SkyTeam Airline Alliance means the SkyTeam Alliance, one of the three major airline alliances in the world. Please refer to its official website http://www.skyteam.com/ for more details about the SkyTeam Alliance
SPD Bank means Shanghai Pudong Development Bank
Supervisors means the supervisors of the Company The end of the Reporting Period means 30 June 2018
TMC means Travel Management Companies
TravelSky means 中國民航信息網絡股份有限公司 (TravelSky Technology Limited) Weight of freight carried means the actual weight of freight carried
The Board hereby presents the unaudited consolidated interim financial information of the Company and its subsidiaries for the six months ended 30 June 2018 prepared in accordance with IFRS which were reviewed and approved by the Board and the Audit and Risk Management Committee on 30 August 2018), with comparative figures for the corresponding period in 2017.
As the Company completed the transfer of 100% equity interest in Eastern Logistics to Eastern Airlines Industry Investment (a wholly- owned subsidiary of CEA Holding the controlling shareholder of the Company) in February 2017, the interim condensed consolidated statement of profit or loss and other comprehensive income, interim condensed consolidated statement of cash flows as well as the financial information under corresponding notes to the financial statements of the Group and the operating data of the Group for the first half of 2017 still included the corresponding data of Eastern Logistics in January 2017. The interim condensed consolidated statement of financial position, interim condensed consolidated statement of changes in equity and financial information under corresponding notes to the financial statements of the Group and the fleet data of the Group as of the end of the first half of 2017 and the end of the first half of 2018 did not include the corresponding data of Eastern Logistics.
The interim financial information of the Group for the six months ended 30 June 2018 is not necessarily indicative of annual or future results of the Group. Investors should not place undue reliance on the unaudited consolidated interim financial information of the Group for the six months ended 30 June 2018.
4 China Eastern Airlines Corporation Limited 2018 Interim Report

Company Business Introduction
The scope of principal business of the Company includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines and other business related to air transportation; insurance by-business agency services; e-commerce; in-flight supermarket; wholesale and retail of goods.
The Group adheres to its principle of deepening its comprehensive reforms, led by internationalization and the development of internet, centered on reformation development, brand construction and ability enhancement, striving to realize the development objective of “Establishing a World-Class and Happy CEA”, accelerated to change from a traditional air carrier to a modern aviation integrated services provider. The Group built up a streamlined while efficient modernized fleet, operating 654 passenger aircraft, including 12 business aircraft held under trust, with an average fleet age of 5.7 years. Based on Shanghai and Beijing core hub and Kunming and Xi’an hub, we expanded our flight network to 177 countries and 1,074 destinations with the help of the cooperation platform of SkyTeam Airline Alliance, thereby providing quality and convenient air transport and extended services to worldwide travelers and customers.

Company Profile

Company Information

Chinese name of the Company	中國東方航空股份有限公司
English name of the Company	China Eastern Airlines Corporation Limited
Abbreviated English name of the Company	CEA
Legal representative of the Company	Liu Shaoyong

Basic Profile

Registered address of the Company	66 Airport Street, Pudong New District, Pudong International Airport, Shanghai
Postal code of the Company's registered address	201202
Place of business of the Company	36 Hongxiang 3rd Road, Minhang District, Shanghai
Postal code of the Company's place of business	201100
The Company's website	www.ceair.com
Mobile application (APP)	東方航空
Mobile website	m.ceair.com
Email address	ir@ceair.com
Service hotline	+86 95530
Sina Weibo	http://weibo.com/ceair
Weixin public subscription ID	東方航空訂閱號
Weixin ID	donghang_gw
Weixin QR code	

Shares of the Company

A shares Place of listing: The Shanghai Stock Exchange	Abbreviation: CEA	Code: 600115
H shares Place of listing: The Hong Kong Stock Exchange	Abbreviation: China East Air	Code: 00670
ADR Place of listing: NYSE	Abbreviation: China Eastern	Code: CEA

Contact Person and Contact Method

	Board Secretary, Company Secretary and Authorized Representative	Securities Affairs Representative
Contact person	Wang Jian	Yang Hui
Contact address	36 Hongxiang 3rd Road, Minhang District, Shanghai	36 Hongxiang 3rd Road, Minhang District, Shanghai
Telephone number	021-22330929	021-22330920
Fax number	021-62686116	021-62686116
Email address	ir@ceair.com	ir@ceair.com

6 China Eastern Airlines Corporation Limited | 2018 Interim Report

Company Business Introduction
DIRECTORS
Liu Shaoyong (Chairman)
Ma Xulun (Vice Chairman, President)
Lin Wanli (Independent non-executive Director)
Li Ruoshan (Independent non-executive Director)
Ma Weihua (Independent non-executive Director)
Shao Ruiqing (Independent non-executive Director)
Cai Hongping (Independent nonexecutive Director) Yuan Jun (Employee Representative Director)
SUPERVISORS
Xi Sheng (Chairman of the Supervisory Committee) Gao Feng (Supervisor)
Li Jinde (Supervisor)
SENIOR MANAGEMENT
Li Yangmin (Vice President) Tang Bing (Vice President) Tian Liuwen (Vice President)
Wu Yongliang (Vice President, Chief Financial Officer)
Feng Liang (Vice President)
Feng Dehua (Vice President) Jiang Jiang (Vice President)
Guo Junxiu (Chief Legal Adviser)
Wang Jian (Board Secretary, Company Secretary)
COMPANY SECRETARY
Wang Jian
AUTHORIZED REPRESENTATIVE
Liu Shaoyong Wang Jian
LEGAL ADVISERS
Hong Kong: Baker & McKenzie USA: Baker & McKenzie
China: Beijing Commerce & Finance Law Office
PRINCIPAL BANKS
Industrial and Commercial Bank of China, Shanghai Branch China Construction Bank, Shanghai Branch
The Bank of China, Shanghai Branch Agricultural Bank of China, Shanghai Branch
SHARE REGISTRAR
Hong Kong Registrars Limited
Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong
The Bank of New York Mellon 240 Greenwich Street
New York, NY 10286 USA
China Securities Depository and Clearing Corporation Limited, Shanghai Branch
3/F, 166 East Lu Jiazui Road, Pudong New District, Shanghai
PRINCIPAL PLACE OF BUSINESS IN HONG KONG
Unit D,19/F, United Centre, 95 Queensway, Hong Kong

Interim Financial Information
Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income
For the six months ended 30 June 2018
For the six months ended 30 June

Notes		2018 RMB million	(Unaudited)	2017 RMB million	(Unaudited)
Revenue	5	54,500		48,423
Other operating income and gains	6	3,390		4,766
Operating expenses
Aircraft fuel		(15,252)		(12,139)
Take-off and landing charges		(7,097)		(6,430)
Depreciation and amortisation		(7,534)		(6,547)
Wages, salaries and benefits		(9,831)		(8,860)
Aircraft maintenance		(1,649)		(2,165)
Impairment charges		(6)		(9)
Food and beverages		(1,665)		(1,501)
Aircraft operating lease rentals		(2,016)		(2,235)
Other operating lease rentals		(473)		(401)
Selling and marketing expenses		(1,813)		(1,593)
Civil aviation development fund		(1,093)		(1,004)
Ground services and other expenses		(1,651)		(1,916)
Fair value changes of equity instrument at fair value through profit or loss		(30)		—
Indirect operating expenses		(2,334)		(2,059)
Total operating expenses		(52,444)		(46,859)
Operating profit		5,446		6,330
Share of results of associates		57		113
Share of results of joint ventures		28		31
Finance income		52		703
Finance costs	8	(2,416)		(1,404)
Profit before income tax		3,167		5,773
Income tax expense	9	(665)		(1,152)
Profit for the period		2,502		4,621
Other comprehensive income for the period
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Cash flow hedges, net of tax		110		(137)
Fair value changes of available-for-sale investments, net of tax		—		99
Share of other comprehensive income of an associate, net of tax		—		5
Net other comprehensive income to be reclassified to profit or loss in subsequent periods		110		(33)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Fair value changes of equity instruments, net of tax		(7)		—
Fair value changes of equity instruments held by an associate, net of tax		(16)		—
Actuarial (losses)/gains on the post-retirement benefit obligations, net of tax		(126)		184
Net other comprehensive income not to be reclassified to profit or loss in subsequent periods		(149)		184
Other comprehensive income, net of tax		(39)		151
Total comprehensive income for the period		2,463		4,772

8 China Eastern Airlines Corporation Limited 2018 Interim Report

Interim Financial Information Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income
For the six months ended 30 June 2018
For the six months ended 30 June

Note	2018 RMB million	(Unaudited)	2017 RMB million	(Unaudited)
Profit attributable to:
Equity holders of the Company	2,279	4,341
Non-controlling interests	223	280
Profit for the period	2,502	4,621
Total comprehensive income attributable to:
Equity holders of the Company	2,240	4,486
Non-controlling interests	223	286
Total comprehensive income for the period	2,463	4,772
Earnings per share attributable to the equity holders of the Company during the period — Basic and diluted (RMB)	10	0.16	0.30

Interim Financial Information
Interim Condensed Consolidated Statement of Financial Position
As at 30 June 2018

Notes		30 June 2018 RMB million	(Unaudited)	31 December 2017 RMB million	(Audited)
Non-current assets
Property, plant and equipment	12	171,253		166,856
Investment properties		287		302
Lease prepayments		1,693		1,717
Intangible assets	13	11,602		11,596
Advanced payments on acquisition of aircraft	14	25,938		24,752
Investments in associates		1,680		1,654
Investments in joint ventures		601		557
Available-for-sale investments		—		800
Equity instruments at fair value through other comprehensive income		1,562		—
Derivative financial instruments		289		151
Other non-current assets		2,969		2,927
Deferred tax assets		112		122
		217,986		211,434
Current assets
Flight equipment spare parts		2,210		2,185
Trade and notes receivables	15	2,272		2,124
Equity instrument at fair value through profit or loss		93		—
Prepayments and other receivables		12,922		9,314
Restricted bank deposits and short-term bank deposits		44		51
Cash and cash equivalents		3,143		4,605
Assets held for sale		103		14
		20,787		18,293
Current liabilities
Sales in advance of carriage		—		7,043
Trade and bills payables	16	2,623		3,184
Contract liabilities		9,703		—
Other payables and accruals		21,240		19,864
Current portion of obligations under finance leases	17	8,247		9,241
Current portion of borrowings	18	33,304		39,090
Income tax payable		145		593
Current portion of provision for return condition checks for aircraft under operating leases		630		981
Derivative financial instruments		43		324
Liabilities directly associated with the assets classified as held for sale		—		8
		75,935		80,328
Net current liabilities		(55,148)		(62,035)
Total assets less current liabilities		162,838		149,399

Interim Financial Information Interim Condensed Consolidated Statement of Financial Position
As at 30 June 2018

Notes		30 June 2018 RMB million	(Unaudited)	31 December 2017 RMB million	(Audited)
Non-current liabilities
Obligations under finance leases	17	61,028		57,627
Borrowings	18	31,076		24,711
Provision for return condition checks for aircraft under operating leases		2,385		2,038
Contract liabilities		1,792		—
Derivative financial instruments		—		1
Post-retirement benefit obligations		2,708		2,502
Other long-term liabilities		2,013		3,724
Deferred tax liabilities		302		18
		101,304		90,621
Net assets		61,534		58,778
Equity
Equity attributable to the equity holders of the Company
— Share capital	19	14,467		14,467
— Reserves		43,423		40,893
		57,890		55,360
Non-controlling interests		3,644		3,418
Total equity		61,534		58,778

Interim Financial Information
Interim Condensed Consolidated Statement of Changes in Equity
For the six months ended 30 June 2018

Attributable to equity holders of the Company
Non-
Share Other Retained controlling Total capital reserves
profits Subtotal interests equity RMB million RMB million
RMB million RMB million RMB million RMB million
(Unaudited) (Unaudited) (Unaudited) (Unaudited)
(Unaudited) (Unaudited)
Balance at 1 January 2018	14,467	26,688	14,205	55,360	3,418	58,778
Change in accounting policy	—	667	361	1,028	3	1,031
Restated total equity as at 1 January 2018	14,467	27,355	14,566	56,388	3,421	59,809
Profit for the period	—	—	2,279	2,279	223	2,502
Other comprehensive income	—	(39)	—	(39)	—	(39)
Total comprehensive income for the period	—	(39)	2,279	2,240	223	2,463
Final 2017 dividend declared	—	—	(738)	(738)	—	(738)
Balance at 30 June 2018	14,467	27,316*	16,107*	57,890	3,644	61,534

Balance at 1 January 2017	14,467	26,199	8,784	49,450	2,916	52,366
Profit for the period	—	—	4,341	4,341	280	4,621
Other comprehensive income	—	145	—	145	6	151
Total comprehensive income for the period	—	145	4,341	4,486	286	4,772
Disposal of a subsidiary	—	—	—	—	87	87
Dividends paid to non-controlling interests	—	—	—	—	(22)	(22)
Balance at 30 June 2017	14,467	26,344	13,125	53,936	3,267	57,203

* These reserve accounts comprise the unaudited consolidated reserve of RMB43,423 million in the unaudited interim condensed consolidated statement of financial position.
12 China Eastern Airlines Corporation Limited 2018 Interim Report

Interim Financial Information
Interim Condensed Consolidated Statement of Cash Flows
For the six months ended 30 June 2018
For the six months ended 30 June

	2018 RMB million (Unaudited)	2017 RMB million (Unaudited)

Cash flows from operating activities
Profit before tax	3,167	5,773
Adjustments to reconcile profit before tax to net cash flows:
Depreciation of property, plant and equipment	7,207	6,445
Depreciation of investment properties	6	6
Amortisation of intangible assets	81	70
Amortisation of lease prepayments	24	26
Amortisation of other long-term assets	216	180
Impairment of trade receivables	2	2
Loss on disposal of property, plant and equipment	10	2
Fair value adjustment of equity instrument at fair value through profit or loss	30	—
Fair value adjustment of derivative financial instrument	(273)	—
Share of results of associates and joint ventures	(85)	(144)
Gain on disposal of investment in a subsidiary	—	(1,754)
Gain on disposal of an associate	—	(12)
Dividend income from equity instrument at fair value through profit or loss	(5)	(5)
Net foreign exchange losses/(gains)	768	(535)
Interest income	(52)	(29)
Interest expense	1,870	1,353
Provisions for flight equipment spare parts	4	7

Increase in flight equipment spare parts	(29)	(170)
Increase in trade and other receivables and prepayments	(3,752)	(3,214)
Increase in trade and other payables	3,277	423

Cash generated from operations	12,466	8,424

Income tax paid	(1,829)	(1,152)

Net cash flows from operating activities	10,637	7,272

Interim Financial Information
Interim Condensed Consolidated Statement of Cash Flows
For the six months ended 30 June 2018
For the six months ended 30 June

	2018 RMB million	(Unaudited)	2017 RMB million	(Unaudited)
Cash flows from investing activities
Additions to property, plant and equipment	(4,326)		(5,341)
Additions to intangible assets	(86)		(50)
Advanced payments on acquisition of aircraft	(6,780)		(7,569)
Investment in an associate	(16)		(33)
Proceeds from disposal of a subsidiary	(11)		1,897
Proceeds from disposal of property, plant and equipment	579		172
Proceeds from novation of purchase rights	644		—
Proceeds from disposal of investment in an associate	—		12
Increase in short-term deposits	—		(4)
Interest received	52		29
Dividends received	57		29
Loans to a joint venture	(22)		—
Net cash flows used in investing activities	(9,909)		(10,858)
Cash flows from financing activities
Proceeds from draw-down of short-term bank loans	12,537		25,103
Proceeds from issuance of short-term debentures	10,500		19,000
Proceeds from issuance of long-term debentures and bonds	2,971		—
Proceeds from draw-down of long-term bank loans and other financing activities	11,046		6,466
Repayments of short-term debentures	(14,000)		(21,000)
Repayments of short-term bank loans	(17,886)		(11,165)
Repayments of long-term bank loans	(530)		(2,832)
Repayments of principal of finance lease obligations	(4,282)		(3,276)
Interest paid	(2,227)		(1,826)
Settlement relating to derivative financial instruments	(384)		—
Dividends paid to non-controlling interests of subsidiaries	—		(22)
Net cash flows (used in)/from financing activities	(2,255)		10,448
Net (decrease)/increase in cash and cash equivalents	(1,527)		6,862
Cash and cash equivalents at beginning of period	4,616		1,695
Effect of foreign exchange rate changes	50		6
Cash and cash equivalents at 30 June	3,139		8,563

14 China Eastern Airlines Corporation Limited 2018 Interim Report

Notes to the Interim Condensed Consolidated
Financial Statements
For the six months ended 30 June 2018
1. Corporate and Group Information
China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares, was established in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.
In the opinion of the directors, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company Limited (“CEA Holding”), a state-owned enterprise established in the PRC.
The A shares, H shares and American Depositary Shares are listed on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange, respectively.
The unaudited interim condensed consolidated financial statements were approved for issue by the Company’s Board on 30 August 2018.
2. Basis of Preparation
The unaudited interim condensed consolidated financial statements, comprising interim condensed consolidated statement of financial position as at 30 June 2018, interim condensed consolidated statement of profit or loss and other comprehensive income, interim condensed consolidated statement of changes in equity and interim condensed consolidated statement of cash flows for six months ended 30 June 2018 (collectively refer to as the “interim financial information”), have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. The interim financial information does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements for the year ended 31 December 2017, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).
As at 30 June 2018, the Group’s current liabilities exceeded its current assets by approximately RMB55.15 billion. In preparing the interim financial information, the Board conducts adequate and detailed review over the Group’s going concern ability based on the current financial situation.
The Board has taken actions to deal with the situation that current liabilities exceeded its current assets, and the Board is confident that the Group has obtained adequate credit facility from the banks to support the floating capital. As at 30 June 2018 the Group had total unutilised credit facilities of approximately RMB44.20 billion from banks.
Based on the bank facility obtained by the Group, the past record of the financing and the good working relationship with major banks and financial institutions, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern. 15

Notes to the Interim Condensed Consolidated Financial Statements
For the six months ended 30 June 2018
3. New Standards, Interpretations and Amendments Adopted by the Group
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2017, except for the adoption of new standards and interpretations effective as of 1 January 2018. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
This note explains the impact of the adoption of IFRS 9 “Financial Instruments” (“IFRS 9”) and IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”) on the Group’s financial information and the new accounting policies that have been applied from 1 January 2018, where they are different to those applied in prior periods. Certain of the Group’s accounting policies have been changed to comply with the adoption of IFRS 9 and IFRS 15.
3.1 Impact on the financial information
As explained in note 3.2 and 3.3 below, IFRS 9 and IFRS 15 were generally adopted by the Group without restating comparative information. As a result of the changes in the entity’s accounting policies, certain reclassifications and adjustments are therefore not reflected in the restated statement of financial position as at 31 December 2017, but are recognised in the opening statement of financial position on 1 January 2018.
The following tables show the adjustments recognised for each individual line item. Line items that were not affected by the changes have not been included. The adjustments are explained in more detail by standard below.
Impact on the statement of financial position (increase/(decrease)) as at 1 January 2018:

31 December 2017 As originally				1 January 2018
presented		IFRS 9	IFRS 15	Restated
RMB million		RMB million	RMB million	RMB million
Available-for-sale investments 800		(800)	—	—
Equity instruments at fair value through other comprehensive income (“FVOCI”) —		1,572	—	1,572
Equity instruments at fair value through profit or loss (“FVPL”) —		123	—	123
Sales in advance of carriage 7,043		—	(478)	6,565
Frequent flyer program liabilities 2,030		—	(33)	1,997
Provision for impairment of trade receivables 88		31	—	119
Deferred tax liabilities 18		216	128	362
Equity non-controlling interests	3,418	3	—	3,421
other reserves	26,688	667	—	27,355
retained profits	14,205	(22)	383	14,566

16 China Eastern Airlines Corporation Limited 2018 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements For the six months ended 30 June 2018 3. New Standards, Interpretations and Amendments Adopted by the Group (continued) 3.2 Adoption of IFRS 9 Financial Instruments
IFRS 9 Financial Instruments — Impact of adoption IFRS 9, “Financial instruments”, addresses the classification, recognition and measurement of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. The adoption of IFRS 9 has resulted in changes in the Group’s accounting policies for classification, recognition and measurement of financial assets and financial liabilities and impairment of financial assets. Classification and measurement On 1 January 2018 (the date of initial application of IFRS 9), the Group’s management has assessed which business models apply to the financial assets held by the Group and has classified its financial instruments into the appropriate IFRS 9 measurement categories including those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss) and those to be measured at amortised cost. Reclassification from available-for-sale investments to equity instruments at fair value through other comprehensive income (“FVOCI”) The Group invested in a number of equity investments at a total cost of RMB107 million and those investments was classified as available-for-sale stated at cost under previous standard IAS 39. With the adoption of IFRS 9, those investments does not meet the IFRS 9 criteria for classification at amortised cost, because their cash flows do not represent solely payments of principal and interest. Therefore, those equity investments are classified as financial asset measured at fair value and the group elected to present any changes in the fair value in other comprehensive income (“FVOCI”), because those investments are held as long-term strategic investments that are not expected to be sold in the short to medium term.
As a result of the adoption of IFRS 9, the above available-for-sale investments has been fair valued as at 1 January 2018 by the management. The difference between the fair value and the carrying amount of those investments as at 1 January 2018 is approximately RMB895 million, and therefore relevant adjustment was recorded to opening equity. Reclassification from available-for-sale investments to equity instrument at fair value through profit or loss (“FVPL”) The Group holds certain listed stock shares and this investment was classified as available-for-sale stated at fair value under previous standard IAS 39. With the adoption of IFRS 9, the management reevaluate the intention of possession of this investment, as the management intends to sell this investment in the short to medium term. Therefore, the Group elected to classify this investment as financial asset measured at fair value and present any changes in the fair value in profit or loss (“FVPL”). 17

Notes to the Interim Condensed Consolidated Financial Statements For the six months ended 30 June 2018
3. New Standards, Interpretations and Amendments Adopted by the Group (continued) 3.2 Adoption of IFRS 9 Financial Instruments (continued) IFRS 9 Financial Instruments — Impact of adoption (continued)
Reclassification from available-for-sale investments to equity instrument at fair value through profit or loss (“FVPL”) (continued)
Summary of effects resulting from adoption of IFRS 9 is as follows:
IAS 39 IFRS 9 Measurement category Carrying amount RMB million Measurement category Carrying amount RMB million
Financial assets Equity investments at fair value through other comprehensive income
Available-for-sale investments stated at cost 107 FVOCI 1,002 Equity investments at fair value through other comprehensive income
Available-for-sale investments stated at fair value 570 FVOC I570
Equity investment at fair value through profit or loss
Available-for-sale investments stated at fair value 123 FVPL 123
Impairment of financial assets The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. The Group has one type of financial assets measured at amortised cost that are subject to IFRS 9’s new expected credit loss model:
Trade and other receivable
The Group was required to revise its impairment methodology under IFRS 9 for trade and other receivable. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and other receivables. The Group established expected credit losses model based on historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The adoption of the ECL requirements of IFRS 9 resulted in increases in impairment allowances of the Group’s trade and other receivables. The increase in allowance resulted in adjustment to opening equity amounting to RMB31 million. 18 China Eastern Airlines Corporation Limited 2018 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements
For the six months ended 30 June 2018
3. New Standards, Interpretations and Amendments Adopted by the Group (continued)
3.3 Adoption of IFRS 15 Revenue from Contracts with Customers
IFRS 15 Revenue from Contracts with Customers — Impact of adoption
IFRS 15, “Revenue from contracts with customers” (“IFRS 15”) deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 “Revenue” and IAS 11 “Construction contracts” and related interpretations.
(a) Frequent flyer programs
Prior to the adoption of IFRS 15, the Group used residual method to allocate a portion of ticket sales to the mileage points issued in connection with the flights, which were valued based on the estimated redemption value. Revenue is recognised when the miles have been redeemed and used or for miles that expire unused at the expiration date. IFRS 15 requires the Group to apply relative stand-alone selling price approach to allocate a portion of sales to the mileage points issued and recognises in contract liabilities and frequent flyer program liabilities. The application of a relative selling price approach lowers the contract liabilities and frequent flyer program liabilities.
(b) Change fees
The Group charges customers to make changes to air tickets. The process of changing the customer’s itinerary generally will be regarded as a contract modification under IFRS 15 instead of considered as no additional goods or services transferred to the customer prior to the adoption of IFRS 15 and recognised in other revenue at the time of the ticket is changed. Under IFRS 15, change fees is recognised in passenger revenue when transportation is provided.
(c) Passenger ticket breakage
Passenger ticket breakage is defined as the tickets for which the passenger will not use and will expire unused. Prior to the adoption of IFRS 15, the Group recognised revenue from the ticket breakage upon expiration of the ticket. Under IFRS 15, the Group recognises the estimated breakage in proportion to revenue recognised for tickets acquired during the same period using a portfolio based approach.
4. Financial Assets and Financial Liabilities
(a) Financial risk factors
The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk, and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to manage risk exposures whenever management considers necessary.
The interim financial information does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2017.
There have been no changes in the risk management department since the 2017 year end or in any risk management policies.

Notes to the Interim Condensed Consolidated Financial Statements
For the six months ended 30 June 2018
4. Financial Assets and Financial Liabilities (continued)
(a) Financial risk factors (continued)
Liquidity risk
The Group’s primary cash requirements are for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and repayments of related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and borrowings including bank loans, debentures and bonds (both short- term and long-term). The Group generally finances the acquisition of aircraft through long-term finance leases or bank loans.
The table below analyses the Group’s financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year RMB million	(Unaudited)	1 and 2 years RMB million	(Unaudited)	2 and 5 years RMB million	(Unaudited)	Over 5 years RMB million (Unaudited	)	Total RMB million	(Unaudited)
At 30 June 2018
Borrowings	35,200		7,551		18,860		4,734		66,345
Derivative financial instruments	43		—		—		—		43
Obligations under finance leases	10,625		11,692		29,695		29,527		81,539
Trade, bills and other payables	19,483		—		—		—		19,483
Total	65,351		19,243		48,555		34,261		167,410

	Less than 1 year RMB million (Audited)	1 and 2 years RMB million (Audited)	2 and 5 years RMB million (Audited)	Over 5 years RMB million (Audited)	Total RMB million (Audited)
At 31 December 2017 Borrowings	41,060	7,325	10,161	10,014	68,560
Derivative financial instruments	324	—	1	—	325
Obligations under finance leases	11,651	10,408	27,895	30,196	80,150
Trade, bills and other payables	16,148	—	—	—	16,148
Total	69,183	17,733	38,057	40,210	165,183

20 China Eastern Airlines Corporation Limited 2018 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements
For the six months ended 30 June 2018
4. Financial Assets and Financial Liabilities (continued)
(b) Fair value estimation of financial assets and liabilities
Financial instruments not measured at fair value
The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows:

	30 June 2018 Carrying amounts RMB million (Unaudited)	Fair values RMB million (Unaudited)	31 December Carrying amounts RMB million (Audited)	2017 Fair values RMB million (Audited)
Financial assets Deposits relating to aircraft held under operating leases included in other non-current assets	189	163	217	193
Financial liabilities
Long-term borrowings	31,076	30,289	24,711	23,812
Obligations under finance leases	61,028	58,964	57,627	57,352
Total	92,104	89,253	82,338	81,164

Management has assessed that the fair values of cash and cash equivalents, restricted bank deposits and short-term bank deposits, trade and notes receivables, trade and bills payables, financial assets included in prepayments and other receivables, financial liabilities included in other payables and accruals, short-term bank borrowings and short-term guaranteed bonds approximate to their carrying amounts largely due to the short term maturities of these instruments.
The fair values of the deposits relating to aircraft held under operating leases included in other non-current assets, long- term borrowings and obligations under finance leases have been measured using significant observable inputs and calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.
Financial instruments measured at fair value
The Group enters into derivative financial instruments, including Foreign exchange forward contracts and interest rate swaps with various counterparties, principally financial institutions with high credit ratings.
Derivative financial instruments are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates and interest rate curves. As at 30 June 2018, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognised at fair value.

Notes to the Interim Condensed Consolidated Financial Statements For the six months ended 30 June 2018 4. Financial Assets and Financial liabilities (continued) (b) Fair value estimation of financial assets and liabilities (continued) Fair value hierarchy The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments: Assets and liabilities measured at fair value:

As at 30 June 2018	Fair value measurement using Quoted prices in active markets (Level 1) RMB million (Unaudited)	Significant observable inputs (Level 2) RMB million (Unaudited)	Total RMB million (Unaudited)
Assets Derivative financial assets — Interest rate swaps Equity instrument at fair value through profit or loss Equity instruments at fair value through other comprehensive income	— 93 560	289 — 1,002	289 93 1,562
Total	653	1,291	1,944
Liabilities
Derivative financial liabilities
— Interest rate swaps	—	5	5
— Foreign exchange forward contract	—	38	38
Total	—	43	43

22 China Eastern Airlines Corporation Limited 2018 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements
For the six months ended 30 June 2018
4. Financial Assets and Financial Liabilities (continued)
(b) Fair value estimation of financial assets and liabilities (continued)
Fair value hierarchy (continued)
Assets and liabilities measured at fair value: (continued)
As at 31 December 2017 Fair value measurement using Significant

Quoted prices in active markets	observable inputs
(Level 1)	(Level 2)		Total
RMB million	RMB million		RMB million
(Audited)	(Audited	)	(Audited	)
Assets Derivative financial assets — Interest rate swaps—	151		151
Available-for-sale investments 693	—		693
Total 693	151		844
Liabilities Derivative financial liabilities — Interest rate swaps	—14		14
— Foreign exchange forward contracts	—311		311

Total — 325 325
Available-for-sale investments and partial equity instruments are listed A share and H share stock investments, of which the fair value was measured based on quoted market prices at the reporting dates. The rest of the equity instruments are non- listed shares, mainly of which the fair value was measured using market approach at the reporting dates.
The fair values of derivative financial instruments are determined by using valuation techniques. These valuation techniques use applicable models and maximise the use of observable market data where it is available and also use quoted market prices or dealer quotes for reference.

Notes to the Interim Condensed Consolidated Financial Statements
For the six months ended 30 June 2018
4. Financial Assets and Financial Liabilities (continued)
(b) Fair value estimation of financial assets and liabilities (continued)
Fair value hierarchy (continued)
Assets and liabilities for which fair values are disclosed:

As at 30 June 2018	Fair value measurement using Significant Quoted prices in observable active markets inputs (Level 1) (Level 2) Total RMB million RMB million RMB million (Unaudited) (Unaudited) (Unaudited)
Assets Deposits relating to aircraft held under operating leases included in other non-current assets	—	163	163
Liabilities Long-term borrowings Obligations under finance leases	2,811 —	27,478 58,964	30,289 58,964
Total	2,811	86,442	89,253

As at 31 December 2017 Fair value measurement using Significant

	Quoted prices in active markets	observable inputs
	(Level 1) RMB million (Audited)	(Level 2) RMB million (Audited)	Total RMB million (Audited)
Assets Deposits relating to aircraft held under operating leases included in other non-current assets	—	193	193
Liabilities Long-term bank borrowings	2,678	21,134	23,812
Obligations under finance leases	—	57,352	57,352
Total	2,678	78,486	81,164

24 China Eastern Airlines Corporation Limited 2018 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements For the six months ended 30 June 2018 5. Revenue
The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

For the six months ended 30 June 2018 Airline transportation Other Segments operations segments Total RMB million RMB million RMB million
Type of goods or service
Traffic revenues
— Passenger	49,045	—	49,045
— Cargo and mail	1,745	—	1,745
Tour operations income	—	1,182	1,182
Ground service income	625	—	625
Commission income	46	—	46
Ticket cancellation fee	991	—	991
Others	159	691	850
Total revenue from contracts with customers	52,611	1,873	54,484
Geographical markets
Domestic (the PRC, excluding Hong Kong,
Macau and Taiwan)	34,570	1,873	36,443
International	16,111	—	16,111
Regional (Hong Kong, Macau and Taiwan)	1,930	—	1,930
Total revenue from contracts with customers	52,611	1,873	54,484
Timing of revenue recognition
Transferred at a point in time	1,066	85	1,151
Transferred over time	51,545	1,788	53,333
Total revenue from contracts with customers	52,611	1,873	54,484
Rental income	16	—	16
Revenue	52,627	1,873	54,500

Notes to the Interim Condensed Consolidated Financial Statements
For the six months ended 30 June 2018
5. Revenue (continued)
For the six months ended 30 June 2017
RMB million (Unaudited)
Traffic revenues
— Passenger 43,106
— Cargo and mail 1,777
Tour operations income 1,070
Ground service income 701
Cargo handling and processing income 69
Commission income 56
Others 1,644
48,423
6. Other operating income and gains
For the six months ended 30 June

	2018 RMB million	(Unaudited)	2017 RMB million	(Unaudited)
Subsidy income (Note (a))	2,815		2,742
Gain on disposal of property, plant and equipment	5		2
Dividend income from equity instrument at fair value through profit or loss	5		5
Gain on disposal of an associate	—		12
Compensation from ticket sales agents	154		126
Fair value changes of derivative financial instruments	273		—
Gain on disposal of investment in a subsidiary	—		1,754
Others	138		125
	3,390		4,766

Note:
(a) Subsidy income mainly represents (i) subsidies granted by various local governments based on certain amounts of tax paid; (ii) subsidies granted by various local governments and other parties to encourage the Group to operate certain routes to cities where these governments are located.
There are no unfulfilled conditions and other contingencies related to subsidies that were recognised for the six months ended 30 June 2018 and 2017.
26 China Eastern Airlines Corporation Limited 2018 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements
For the six months ended 30 June 2018
7. Segment Information
(a) CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.
The Group has one reportable operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery, ground service and cargo handling services.
Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.
Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.
In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenues and profit before income tax, arising from different accounting policies are set out in Note 7(c) below.
The segment results for the six months ended 30 June 2018 were as follows:

	Airline transportation operations RMB million (Unaudited)	Other segments RMB million (Unaudited)	Eliminations RMB million (Unaudited)		Unallocated* RMB million (Unaudited)	Total RMB million (Unaudited)
Reportable segment revenue from external customers Inter-segment sales	52,533 —	1,889 379	—	(379)	— —	54,422 —
Reportable segment revenue	52,533	2,268	(379)		—	54,422
Reportable segment profit before income tax	2,512	326	—		333	3,171
Other segment information Depreciation and amortisation Impairment charges Interest income Interest expenses Capital expenditure	7,415 5 54 1,880 13,088	115 1 164 156 598	— — (166 —	(166) )	— — — — —	7,530 6 52 1,870 13,686

Notes to the Interim Condensed Consolidated Financial Statements
For the six months ended 30 June 2018
7. Segment Information (continued)
(a) CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources. (continued)
The segment results for the six months ended 30 June 2017 were as follows:
Airline transportation operations RMB million (Unaudited)
Other segments RMB million (Unaudited) Eliminations RMB million (Unaudited) Unallocated* RMB million (Unaudited) Total RMB million (Unaudited)
Reportable segment revenue from

external customers 46,340		1,680	—	—	48,020
Inter-segment sales	—	334	(334)	—	—
Reportable segment revenue	46,340	2,014	(334)	—	48,020
Reportable segment profit before income tax	3,818	46	—	1,915	5,779
Other segment information Depreciation and amortisation	6,636	85	—	—	6,721
Impairment charges	9	—	—	—	9
Interest expenses	1,337	117	(50)	—	1,404
Capital expenditure	15,259	184	—	—	15,443

The segment assets and liabilities as at 30 June 2018 and 31 December 2017 were as follows:

	Airline transportation operations RMB million (Unaudited)	Other segments RMB million (Unaudited)	Eliminations RMB million (Unaudited)	Unallocated* RMB million (Unaudited)	Total RMB million (Unaudited)
At 30 June 2018
Reportable segment assets	218,485	17,061	(3,263)	4,231	236,514
Reportable segment liabilities	165,540	14,701	(3,263)	258	177,236

	Airline transportation	Other
	operations RMB million (Audited)	segments RMB million (Audited)	Eliminations RMB million (Audited)	Unallocated* RMB million (Audited)	Total RMB million (Audited)
At 31 December 2017 Reportable segment assets	216,591	13,376	(5,514)	3,011	227,464
Reportable segment liabilities	165,148	11,301	(5,514)	11	170,946

* Unallocated assets primarily represent investments in associates and joint ventures, derivative financial instruments, equity instrument at fair value through profit or loss and equity instruments at fair value through other comprehensive income. Unallocated results primarily represent the share of results of associates and joint ventures, fair value changes of derivative financial instruments and dividend income relating to equity instrument at fair value through profit or loss.

Notes to the Interim Condensed Consolidated Financial Statements
For the six months ended 30 June 2018
7. Segment information (continued)
(b) The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis.
The Group’s revenues by geographical area are analysed based on the following criteria:
1) Traffic revenue from services within the Mainland China (the PRC excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, collectively known as “Regional”) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.
2) Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.
For the six months ended 30 June

	2018 RMB million	(Unaudited)	2017 RMB million	(Unaudited)
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan) International Regional (Hong Kong, Macau and Taiwan)	36,459 16,111 1,930		32,142 14,528 1,753
	54,500		48,423

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence segment non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered and located in the PRC.
(c) Reconciliation of reportable segment revenues, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:
For the six months ended 30 June

Note	2018 RMB million	(Unaudited)	2017 RMB million	(Unaudited)
Revenue Reportable segment revenue — Reclassification of expired sales in advance of carriage(i) — Reclassification of taxes relating to the expired tickets(i)	54,422 — 78		48,020 354 49
Consolidated revenue	54,500		48,423

Notes to the Interim Condensed Consolidated Financial Statements
For the six months ended 30 June 2018
7. Segment information (continued)
(c) Reconciliation of reportable segment revenues, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements: (continued)
For the six months ended 30 June

Note	2018 RMB million	(Unaudited)	2017 RMB million	(Unaudited)
Profit before income tax Reportable segment profit — Differences in depreciation charges for aircraft and engines due to different depreciation lives(ii)	3,171 (4)		5,779 (6)
Consolidated profit before income tax	3,167		5,773

Notes	30 June 2018 RMB million (Unaudited)	31 December 2017 RMB million (Audited)
Assets Reportable segment assets — Differences in depreciation charges for aircraft and engines due to different depreciation lives(ii) — Difference in intangible asset arising from the acquisition of Shanghai Airlines(iii)	236,514 17 2,242	227,464 21 2,242
Consolidated assets	238,773	229,727

	30 June 2018 RMB million (Unaudited)	31 December 2017 RMB million (Audited)
Liabilities Reportable segment liabilities — Others	177,236 3	170,946 3
Consolidated liabilities	177,239	170,949

Notes:
(i) The difference represents the different classification of expired sales in advance of carriage and related taxes under the PRC Accounting Standards and IFRS. After the adoption of CAS 14, the expired sales in advance of carriage is recognised in passenger revenue under the PRC Accounting Standards. As a result, only the taxes relating to the expired tickets will be reclassified.
(ii) The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purposes in prior years under the PRC Accounting Standards and IFRS. Despite the depreciation policies of these assets which have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRS and the PRC Accounting Standards.
(iii) The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRS, which results in the different measurement of goodwill.
30 China Eastern Airlines Corporation Limited 2018 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements
For the six months ended 30 June 2018
8. Finance costs
For the six months ended 30 June

	2018 RMB million (Unaudited)	2017 RMB million (Unaudited)
Interest on bank borrowings	814	688
Interest relating to obligations under finance leases	1,176	827
Interest relating to post-retirement benefit obligations	48	53
Interest on bonds and debentures	230	184
Interest relating to interest rate swap contracts	13	39
Interest relating to bills discounted	—	18
Less: amounts capitalised into advanced payments on acquisition of aircraft (Note (a)) (Note 14)	(411)	(405)
Foreign exchange losses, net (note (b)) Less: amounts capitalised into advanced payments on acquisition of aircraft (Note 14)	1,870 588 (42)	1,404 — —
	2,416	1,404

Notes:
(a) The weighted average interest rate used for interest capitalization is 3.50% per annum for the six months ended 30 June 2018 (for the six months ended 30 June 2017: 3.46%).
(b) The exchange losses primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases for the six months ended 30 June 2018. The exchange gains for the six months ended 30 June 2017 was recorded in finance income.

Notes to the Interim Condensed Consolidated Financial Statements
For the six months ended 30 June 2018
9. Income Tax Expense
Income tax charged to profit or loss was as follows:
For the six months ended 30 June

	2018 RMB million (Unaudited)	2017 RMB million (Unaudited)
Income tax Deferred taxation	750 (85)	1,166 (14)
	665	1,152

Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Cai Shui [2011] No.58), and other series of tax regulations, enterprises located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2011 to 2020 upon approval from tax authorities. CEA Yunnan, a subsidiary of the Company, obtained approval from tax authorities and has been entitled to a reduced corporate income tax rate of 15% from 1 January 2011. The Company’s Sichuan branch, Gansu branch and Xibei branch also obtained approvals from respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2017:16.5%).
The Company and its subsidiaries except for CEA Yunnan, Sichuan branch, Gansu branch and Xibei branch and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2017: 25%).
10. Earnings Per Share
The calculation of basic earnings per share is based on the unaudited consolidated profit attributable to equity holders of the Company of approximately RMB2,279 million and the weighted average number of shares of 14,467 million in issue during the six months ended 30 June 2018. The Company has no potentially dilutive ordinary shares in issue for the six months ended 30 June 2018 (for the six months ended 30 June 2017: Nil).
11. Profit Appropriation
No appropriation to the statutory reserves has been made for the six months ended 30 June 2018 (for the six months ended 30 June 2017: Nil). Such appropriations will be made at year end in accordance with the relevant PRC regulations and the Articles of Association of individual group companies.
32 China Eastern Airlines Corporation Limited 2018 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements
For the six months ended 30 June 2018
12. Property, Plant and Equipment

	Aircraft, engines and flight equipment RMB million (Unaudited)	Others RMB million (Unaudited)	Total RMB million (Unaudited)
Carrying amount at 1 January 2018	153,754	13,102	166,856
Transfers from advanced payments on acquisition of aircraft (Note 14)	4,754	—	4,754
Other additions	4,872	2,368	7,240
Transfer from investment properties	—	9	9
Transfer from other non-current assets	—	293	293
Depreciation charges	(6,697)	(510)	(7,207)
Assets included in held for sale	(103)	—	(103)
Disposals	(558)	(31)	(589)
Carrying amount at 30 June 2018	156,022	15,231	171,253

	Aircraft,
	engines
	and flight
	equipment	Others	Total
	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)
Carrying amount at 1 January 2017	141,913	11,267	153,180
Transfers from advanced payments on acquisition of aircraft (Note 14)	6,761	—	6,761
Other additions	5,842	975	6,817
Depreciation charges	(6,013)	(432)	(6,445)
Transfer to other non-current assets	—	(4)	(4)
Disposal of a subsidiary	(1,419)	(600)	(2,019)
Disposals	(165)	(8)	(173)
Carrying amount at 30 June 2017	146,919	11,198	158,117

Notes to the Interim Condensed Consolidated Financial Statements
For the six months ended 30 June 2018
13. Intangible Assets

	Goodwill (Note(a)) RMB million (Unaudited)	Computer software RMB million (Unaudited)	Others (Note(b)) RMB million (Unaudited)	Total RMB million (Unaudited)
Carrying amount at 1 January 2018	11,270	293	33	11,596
Additions	—	87	—	87
Amortisation	—	(65)	(16)	(81)
Carrying amount at 30 June 2018	11,270	315	17	11,602

	Goodwill (Note(a)) RMB million (Unaudited)	Computer software RMB million (Unaudited)	Others (Note(b)) RMB million (Unaudited)	Total RMB million (Unaudited)
Carrying amount at 1 January 2017	11,270	288	66	11,624
Additions	—	53	—	53
Disposals	—	(1)	—	(1)
Amortisation	—	(54)	(16)	(70)
Disposal of a subsidiary	—	(14)	—	(14)
Carrying amount at 30 June 2017	11,270	272	50	11,592
Notes:
(a)The balance represents goodwill	arising from the acquisition of	Shanghai Airlines. Goodwill	is attributable	to strengthening the

competitiveness of the Group’s airline transportation operations, attaining synergy through integration of the resources and providing the evolution of Shanghai international air transportation centre. For the purpose of impairment assessment, goodwill was allocated to the CGU that the Group operates and benefits from the acquisition.
(b) The balance represents the costs incurred to acquire the use right of certain flight schedules (i.e. timeslots for flights’ taking off/landing).
14. Advanced Payments on Acquisition of Aircraft
For the six months ended 30 June

	2018 RMB million	(Unaudited)	2017 RMB million	(Unaudited)
At 1 January	24,752		23,357
Additions	5,487		8,031
Interest capitalised (Note 8)	453		405
Transfer to property, plant and equipment (Note 12)	(4,754)		(6,761)
At 30 June	25,938		25,032

Notes to the Interim Condensed Consolidated Financial Statements
For the six months ended 30 June 2018
15. Trade and Notes Receivables
The credit terms given to trade customers are determined on an individual basis.
An ageing analysis of the trade and notes receivables as at the end of the reporting period, based on the invoice/billing date, was as follows:

	30 June 2018 RMB million (Unaudited)	31 December 2017 RMB million (Audited)
Within 90 days	2,137	1,912
91 to 180 days	34	38
181 to 365 days	20	100
Over 365 days	201	162
	2,392	2,212
Provision for expected credit losses	(120)	(88)
	2,272	2,124

Balances with related parties included in trade and notes receivables are summarised in Note 21(c)(i).
16. Trade and Bills Payables
An ageing analysis of the trade and bills payables as at the end of the reporting period, was as follows:

	30 June 2018 RMB million (Unaudited)	31 December 2017 RMB million (Audited)
Within 90 days	1,517	2,791
91 to 180 days	545	59
181 to 365 days	325	161
1 to 2 years	106	71
Over 2 years	130	102
	2,623	3,184

Balances with related parties included in trade and bills payables are summarised in Note 21(c)(ii).

Notes to the Interim Condensed Consolidated Financial Statements For the six months ended 30 June 2018 17. Obligations Under Finance Leases

	30 June 2018 RMB million (Unaudited	)	31 December 2017 RMB million	(Audited)
Within one year	8,247		9,241
In the second year	9,554		8,162
In the third to fifth year inclusive	25,133		22,847
After the fifth year	26,341		26,618
Total	69,275		66,868
Less: amount repayable within one year	(8,247)		(9,241)
Long-term portion	61,028		57,627

18. Borrowings

		30 June 2018 RMB million (Unaudited)	31 December 2017 RMB million (Audited)
Non-current
Long-term bank borrowings
— secured		2,220	4,816
— unsecured		9,141	108
Guaranteed bonds		13,894	10,956
Unsecured bonds		5,821	8,831
		31,076	24,711
Current Current portion of long-term bank borrowings — secured — unsecured Current portion of unsecured bonds Short-term bank borrowings — unsecured Short-term debentures	Note	3,071	1,028
		1,030	3,103
		3,000	—
		19,703	24,959
		6,500	10,000
		33,304	39,090
		64,380	63,801

Note: As at 30 June 2018, the balance represented short-term debentures of RMB6,500 million (31 December 2017: RMB10,000 million) and bore interests at the rates ranging from 3.99% to 4.20% per annum with maturity ranging from 45 days to 90 days.
36 China Eastern Airlines Corporation Limited 2018 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements
For the six months ended 30 June 2018
19. Share Capital

	30 June 2018 RMB million (Unaudited)	31 December 2017 RMB million (Audited)
Registered, issued and fully paid of RMB1.00 each A shares listed on The Shanghai Stock Exchange (“A Shares”) H shares listed on The Stock Exchange of Hong Kong Limited (“H Shares”)	9,808 4,659	9,808 4,659
	14,467	14,467

Pursuant to articles 49 and 50 of the Company’s articles of association, both the listed A shares and listed H shares are registered ordinary shares and carry equal rights.
20. Commitments
(a) Capital commitments
The Group had the following capital commitments:

	30 June 2018 RMB million (Unaudited)	31 December 2017 RMB million (Audited)
Contracted for: — Aircraft, engines and flight equipment (Note) — Other property, plant and equipment — Investments	76,295 3,785 104	87,030 7,572 208
	80,184	94,810

Note:
Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increase built into the contracts were expected to be paid as follows:

Notes to the Interim Condensed Consolidated Financial Statements
For the six months ended 30 June 2018
20. Commitments (continued)
(a) Capital commitments (continued)

	30 June 2018 RMB million (Unaudited	)	31 December 2017 RMB million	(Audited)
Within one year	34,442		28,322
In the second year	21,100		27,516
In the third year	13,447		19,273
In the fourth year	5,794		7,829
Over four years	1,512		4,090
	76,295		87,030

(b) Operating lease commitments
As at the reporting date, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

	30 June 2018 RMB million (Unaudited	)	31 December 2017 RMB million	(Audited)
Aircraft, engines and flight equipment
Within one year	3,728		3,048
In the second year	3,039		2,559
In the third to fifth years, inclusive	7,879		7,112
After the fifth year	8,609		7,528
	23,255		20,247
Land and buildings
Within one year	346		332
In the second year	72		164
In the third to fifth years, inclusive	66		156
After the fifth year	32		37
	516		689
	23,771		20,936

38 China Eastern Airlines Corporation Limited 2018 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2018

21. Related Party Transactions

The Group is controlled by CEA Holding, which directly owns 35.06% of the Company's shares as at 30 June 2018 (2017: 35.06 %). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Limited, two wholly-owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional shares of the Company of approximately 18.15% and 3.16% respectively as at 30 June 2018 (2017: 18.15% and 3.16%).

The Company is controlled by CEA Holding, which is a state-owned enterprise established in the PRC and is controlled by the PRC government, the Company also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 "Related Party Disclosures", government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include CEA Holding and its subsidiaries (other than the Group), other government-related entities and their subsidiaries ("Other State-owned Enterprises"), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company as well as their close family members.

For the purpose of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed.

(a) Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group
Eastern Air Group Finance Co., Ltd.	Associate of the Company
("Eastern Air Finance Company")	
Eastern Aviation Import & Export Co., Ltd. and its subsidiaries	Associate of the Company
("Eastern Import & Export")	
Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd.	Associate of the Company
("Shanghai P&W")	
Eastern Aviation Advertising Service Co., Ltd.	Associate of the Company
("Eastern Advertising")	
Shanghai Collins Aviation Maintenance Service Co., Ltd.	Associate of the Company
("Collins Aviation")	
CAE Melbourne Flight Training Pty Limited	Joint venture of the Company
("CAE Melbourne")	
Shanghai Eastern Union Aviation Wheels & Brakes	Joint venture of the Company
Maintenance Services Overhaul Engineering Co., Ltd.	
("Wheels & Brakes")	Joint venture of the Company
Shanghai Technologies Aerospace Co., Ltd.	
("Technologies Aerospace")	Joint venture of the Company
Eastern China Kaiya System Integration Co., Ltd.	
("China Kaiya")	Joint venture of the
Shanghai Hute Aviation Technology Co., Ltd.	
("Shanghai Hute")	Company
CEA Development Co., Limited and its subsidiaries	
("CEA Development")	Controlled by the same parent company
China Eastern Air Catering Investment Co.,	
Limited and its subsidiaries ("Eastern Air Catering")	Controlled by the same parent company

39

Notes to the Interim Condensed Consolidated Financial Statements
For the six months ended 30 June 2018
21. Related Party Transactions (continued)
(a) Nature of related parties that do not control or controlled by the Group: (continued)
Name of related party Relationship with the Group
CES International Financial Leasing Corporation Limited and its subsidiaries (“CES Lease Company”)
Shanghai Eastern Airlines Investment Co., Ltd. (“Eastern Investment”)
Shanghai Eastern Airlines Logistics Co., Ltd. and its subsidiaries (“Eastern Logistics”) (Note)
Eastern Airlines Industry Investment Company Limited (“Eastern Airlines Industry Investment”)
Controlled by the same parent company Controlled by the same parent company Controlled by the same parent company Controlled by the same parent company
CES Finance Holding Co., Limited (“CES Finance”) Controlled by the same parent company and a substantial shareholder of the Company
CES Global Holdings (Hong Kong) Limited (“CES Global”) Controlled by the same parent company and a substantial shareholder of the Company Hong Kong Securities Clearing Company Ltd. (“HKSCC”) A substantial shareholder of the Company TravelSky Technology Limited (“TravelSky”) A director and vice president of the Company is a director of TravelSky
China Aviation Supplies Holding Company and its subsidiaries (“CASC”)
A director and vice president of the Company is a director of CASC
Air France-KLM Group (“AFK”) A director and vice president of the Company is a director of AFK
Note:
Eastern Logistics has become a related party of the Group as it was acquired by Eastern Airlines Industry Investment at of 8 February 2017 and ceased to be a subsidiary of the Company.
40 China Eastern Airlines Corporation Limited 2018 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements
For the six months ended 30 June 2018
21. Related Party Transactions (continued)
(b) Related party transactions
Nature of transaction
Related party
and decision process
2018
RMB million (Unaudited)
2017
RMB million (Unaudited)
Payments on food and beverages*
Eastern Air Catering
(i)
(634) (556)
CEA development
(i) (30) (37)
Eastern Import & Export
(i) (34) (22)
Handling charges for purchase of
Eastern Import & Export
(ii) (94) (63)
aircraft, flight equipment, flight
equipment spare parts, other
property, plant and flight equipment and repairs for aircraft and engines*
Payments on logistics services
Eastern Import & Export
(ii) (48) —
Repairs and maintenance expense
Shanghai P&W
(ii) (1,347) (957)
for aircraft and engines
Technologies Aerospace
(ii) (129) (135)
Shanghai Hute
(ii) (34) (26)
Wheels & Brakes
(ii) (64) (78)
Payments on system services
China Kaiya
(ii) (6) (2)
Payments on cabin cleaning services
Eastern Advertising
(ii) (9) (9)
Advertising expense*
Eastern Advertising
(ii) (9) (9)
Media royalty fee
Eastern Advertising
(iii) 8 7
Automobile maintenance service,
CEA Development
(ii) (31) (38)
aircraft maintenance, providing
transportation automobile and
other products*
Equipment maintenance fee*
Collins Aviation
(ii) (13) (16)
CEA Development
(ii) (17) (22)
Property management and
CEA Development
(ii) (63) (20)
green maintenance expenses*
Payments on hotel CEA Development (ii) accommodation service*
Interest income on deposits Eastern Air Finance (iv) Company
Interest expense on loans CEA Holding (iv) (66) 31 (2) (19)
8
—
Pricing policy
Income or receipts/ (expense or payments) For the six months ended 30 June

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2018

21. Related Party Transactions (continued)

(b) Related party transactions (continued)

Nature of transaction	Related party	Pricing policy and decision process	Income or receipts/ (expense or payments) For the six months ended 30 June 2018 RMB million (Unaudited)	2017 RMB million (Unaudited)
Payments on finance leases*	CES Lease Company	(ii)	(1,808)	(664)
Payments on operating leases*	CES Lease Company	(ii)	(58)	—
Civil aviation information network services**	TravelSky	(ii)	(333)	(343)
Flight training fee	CAE Melbourne	(ii)	(30)	(28)
Land and building rental*	CEA Holding	(ii)	(27)	(27)
Disposal of a subsidiary	Eastern Airlines Industry Investment	(v)	—	2,433
Cargo terminal business support services*	Eastern Logistics	(ii)	(8)	(2)
Bellyhold space management*	Eastern Logistics	(ii)	(32)	(44)
Bellyhold space operation cost*	Eastern Logistics	(ii)	(80)	—
Contractual income from Bellyhold space*	Eastern Logistics	(ii)	912	—
Transfer of pilots	Eastern Logistics	(ii)	(22)	(7)
Freight logistics support services*	Eastern Logistics	(iii)	50	42
Flight equipment spare parts maintenance**	CASC	(ii)	(51)	(67)
Payments on aviation transportation cooperation and support services**	AFK	(ii)	(209)	—
Aviation transportation cooperation and support services**	AFK	(ii)	440	—

42 China Eastern Airlines Corporation Limited | 2018 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements
For the six months ended 30 June 2018
21. Related Party Transactions (continued)
(b) Related party transactions (continued)
(i) The Group’s pricing policies on products purchased from related parties are mutually agreed between contract parties.
(ii) The Group’s pricing policies on services provided by related parties are mutually agreed between contract parties.
(iii) The Group’s pricing policies on services provided to related parties are mutually agreed between contract parties.
(iv) The Group’s pricing policies on related party interest rates are mutually agreed based on benchmark interest rates.
(v) The Group’s pricing policies on transfer of equity or disposal of investments are mutually agreed based on the valuation prices.
* These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”).
** These related party transactions constitute continuing connected transactions pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.
(c) Balances with related parties
(i) Amounts due from related parties

	30 June 2018 RMB million (Unaudited)		31 December 2017 RMB million (Audited)
Trade and notes receivables Eastern Logistics Eastern Air Catering Eastern Import & Export	162 1 80		194 1 —
	243		195
	30 June 2018 RMB million (Unaudited	)	31 December 2017 RMB million	(Audited)
Prepayments and other receivables
Eastern Import & Export	358		379
Technologies Aerospace	—		10
Eastern Air Catering	141		135
Eastern Advertising	—		28
CEA Development	7		2
CEA Holding	11		9
TravelSky	6		5
Others	5		1
	528		569

All the amounts due from related parties are trade in nature, interest-free and payable within normal credit terms.

Notes to the Interim Condensed Consolidated Financial Statements
For the six months ended 30 June 2018
21. Related Party Transactions (continued)
(c) Balances with related parties (continued)
(ii) Amounts due to related parties

	30 June 2018 RMB million (Unaudited	)	31 December 2017 RMB million	(Audited)
Trade and bills payables
Eastern Import & Export	254		51
Eastern Air Catering	24		31
Technologies Aerospace	101		105
CEA development	10		25
Collins Aviation	1		1
CEA Holding	11		4
CASC	7		9
Shanghai Hute	14		14
Others	8		1
	430		241
	30 June 2018 RMB million (Unaudited	)	31 December 2017 RMB million	(Audited)
Other payables and accruals
Eastern Import & Export	43		2
Shanghai P&W	491		578
Eastern Air Catering	315		10
CEA Holding	930		302
Shanghai Hute	10		11
Technologies Aerospace	3		1
Wheels & Brakes	49		16
CEA Development	104		50
TravelSky	333		551
Eastern Advertising	11		2
CAE Melbourne	267		316
Eastern Investment	—		269
CES Global	135		—
CES Finance	24		—
HKSCC	215		—
CASC	3		—
Others	102		3
	3,035		2,111

44 China Eastern Airlines Corporation Limited 2018 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements
For the six months ended 30 June 2018
21. Related Party Transactions (continued)
(c) Balances with related parties (continued)
(ii) Amounts due to related parties (continued)

	30 June 2018 RMB million (Unaudited	)	31 December 2017 RMB million	(Audited)
Contract liabilities Eastern Investment	269		—
	30 June 2018 RMB million (Unaudited	)	31 December 2017 RMB million	(Audited)
Obligations under finance leases CES Lease Company	12,835		11,934

Except for the amounts due to CES Lease Company, which are related to the aircraft under finance leases, all other amounts due to related parties are interest-free and payable within normal credit terms given by trade creditors.
(iii) Short-term deposits, loan and borrowings with related parties
Average interest rate For the six months ended 30 June

	2018 (Unaudited )	2017 (Unaudited )	30 June 2018 RMB million	(Unaudited)	31 December 2017 RMB million	(Audited)
Short-term deposits (included in cash and cash equivalents) Eastern Air Finance Company	0.35%	0.35%	1,673		4,053
Long-term borrowings (included in borrowings) CEA Holding	3.70%	3.48%	528		28
Loan to joint venture CEA Melbourne	8.00%	—	22		—

Notes to the Interim Condensed Consolidated Financial Statements
For the six months ended 30 June 2018
21. Related Party Transactions (continued)
(d) Guarantees by the holding company
As at 30 June 2018, bonds of the Group guaranteed by CEA Holding amounted to RMB7.8 billion (2017: RMB7.8 billion).
22. Seasonality
The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of the year.
23. Dividend
The Board has not recommended any dividend for the six months ended 30 June 2018 (for the six months ended 30 June 2017: Nil).
24. Events After the Reporting Period
<The Proposal of Non-public Issuance of A Shares and H Shares to Specified Objects by The Company Under a Specific Mandate> was approved at the fifteenth ordinary meeting of the eighth session of the Board held on 10 July 2018. The Company will issue no more than 1,616,438,355 A shares (1,616,438,355 shares inclusive) and the gross proceeds of A Shares shall be not more than RMB11,800,000,000 (RMB11,800,000,000 inclusive) to Juneyao Airlines Co., Ltd. (“Juneyao Airlines”), Juneyao (Group) Co., Ltd. and/or its designated controlled subsidiaries and Structural Reform Fund. Meanwhile, the Company will issue no more than 517,677,777 H shares (517,677,777 shares inclusive) and the gross proceeds of H Shares shall be not more than HK$3,550,300,000 (HK$3,550,300,000 inclusive) to Juneyao Airlines and/or its designated controlled subsidiaries. The Non- public Issuance of A Shares and H Shares shall be subject to various approvals by the EGM and relevant government authorities.
46 China Eastern Airlines Corporation Limited 2018 Interim Report

Summary of Operating Data

	For the six months ended 30 June		
	2018	2017	Change
Passenger transportation data			
ASK (available seat – kilometres) ***(millions)***	118,830.71	108,527.22	9.49%
— Domestic routes	74,288.78	67,631.92	9.84%
— International routes	41,410.00	37,984.36	9.02%
— Regional routes	3,131.93	2,910.94	7.59%
RPK (revenue passenger – kilometres) ***(millions)***	97,957.33	88,271.24	10.97%
— Domestic routes	62,223.69	56,250.41	10.62%
— International routes	33,169.46	29,722.13	11.60%
— Regional routes	2,564.19	2,298.71	11.55%
Number of passengers carried ***(thousands)***	58,899.98	53,389.06	10.32%
— Domestic routes	49,004.50	44,531.38	10.04%
— International routes	8,025.06	7,155.91	12.15%
— Regional routes	1,870.43	1,701.77	9.91%
Passenger load factor ***(%)***	82.43	81.34	1.09pts
— Domestic routes	83.76	83.17	0.59pts
— International routes	80.10	78.25	1.85pts
— Regional routes	81.87	78.97	2.90pts
Passenger – kilometres yield ***(RMB)*** **(including fuel surcharge)**[Note 1]	0.523	0.509	2.75%
— Domestic routes	0.549	0.534	2.81%
— International routes	0.459	0.447	2.68%
— Regional routes	0.712	0.713	-0.14%
Passenger – kilometres yield ***(RMB)*** **(excluding fuel surcharge)**[Note 1]	0.487	0.478	1.88%
— Domestic routes	0.549	0.534	2.81%
— International routes	0.359	0.359	0.00%
— Regional routes	0.657	0.655	0.31%

47

Summary of Operating Data

For the six months ended 30 June 2018 2017 (comparable basis) Note 2 Change 2017 (non- comparable basis) Note 2
Freight transportation data
AFTK (available freight tonne – kilometres)
(millions)
— Domestic routes
— International routes
— Regional routes
RFTK (revenue freight tonne – kilometres)
(millions)
— Domestic routes
— International routes
— Regional routes
Weight of freight carried (million kg)
— Domestic routes
— International routes
— Regional routes
Freight load factor (%)
— Domestic routes
— International routes
— Regional routes
Freight tonne – kilometres yield (RMB)
(including fuel surcharge) Note 1
— Domestic routes
— International routes
— Regional routes
Freight tonne – kilometres yield (RMB)
(excluding fuel surcharge) Note 1
— Domestic routes
— International routes
— Regional routes	3,909.79	3,269.60	19.58%	3,529.90
	1,379.04	1,121.93	22.92%	1,124.28
	2,433.59	2,058.64	18.21%	2,305.79
	97.15	89.04	9.11%	99.83
	1,244.97	1,161.12	7.22%	1,365.92
	425.14	426.16	-0.24%	427.62
	803.13	718.48	11.78%	914.07
	16.70	16.48	1.32%	24.23
	439.86	422.79	4.04%	461.87
	311.22	306.77	1.45%	308.75
	114.37	101.94	12.19%	132.83
	14.28	14.09	1.37%	20.29
	31.84	35.51	-3.67pts	38.70
	30.83	37.98	-7.16 pts	38.04
	33.00	34.90	-1.90 pts	39.64
	17.19	18.51	-1.32 pts	24.27
	1.402	N/A	N/A	1.307
	1.181			1.097
	1.436			1.351
	5.389			3.343
	1.369			1.239
	1.134			0.982
	1.414			1.306
	5.150			3.219

48 China Eastern Airlines Corporation Limited 2018 Interim Report

Summary of Operating Data

For the six months ended 30 June 2018 2017 (comparable basis) Note 2 Change 2017 (non-comparable basis) Note 2
Consolidated data
ATK (available tonne – kilometres) (millions)	14,604.55	13,037.05	12.02%	13,297.35
— Domestic routes	8,065.03	7,208.80	11.88%	7,211.15
— International routes	6,160.49	5,477.23	12.47%	5,724.38
— Regional routes	379.03	351.02	7.98%	361.81
RTK (revenue tonne – kilometres) (millions)	9,896.19	8,983.17	10.16%	9,187.97
— Domestic routes	5,926.99	5,416.99	9.41%	5,418.45
— International routes	3,726.61	3,346.71	11.35%	3,542.30
— Regional routes	242.59	219.47	10.53%	227.21
Overall load factor (%)	67.76	68.90	-1.14pts	69.10
— Domestic routes	73.49	75.14	-1.65pts	75.14
— International routes	60.49	61.10	-0.61pts	61.88
— Regional routes	64.00	62.52	1.48pts	62.80
Revenue tonne – kilometres yield (RMB)
(including fuel surcharge) Note 1	5.351	N/A	N/A	5.089
— Domestic routes	5.850			5.631
— International routes	4.392			4.099
— Regional routes	7.898			7.566
Revenue tonne – kilometres yield (RMB)
(excluding fuel surcharge) Note 1	4.994			4.778
— Domestic routes	5.840			5.622
— International routes	3.498			3.346
— Regional routes	7.296			6.967

Notes: 1. In calculating unit revenue index, the relevant revenue includes income generated from co-operation routes. 2. Under comparable basis, the operating data of the Group in the first half of 2017 did not include the whole cargo flight data of the Group in January 2017; Under non-comparable basis, the operating data of the Group in the first half of 2017 comprised of the whole cargo flight data of the Group in January 2017. 49

Fleet Structure The Group has been continuously optimising its fleet structure in recent years. In the first half of 2018, the Group introduced a total of 22 aircraft of major models and a total of 7 aircraft retired. With the introduction of B737-8MAX and A320NEO aircraft and the gradual retirement of B767 aircraft, the Group’s fleet age structure has maintained to be young. As at 30 June 2018, the Group operated a fleet of 654 aircraft, which included 642 passenger aircraft and 12 business aircraft held under trust. (Units)

Fleet structure as at 30 June 2018 Under
			Under	operating		Average fleet
No.	Model	Self- owned	finance lease	lease	Sub-total	age (Years)
1	B777- 300ER	9	11	0	20	2.4
2	A330-300	2	19	6	27	6.0
3	A330-200	15	15	0	30	5.2
4	B767	3	0	0	3	21.0
Total number	of wide- body aircraft	29	45	6	80	5.4
5	A321	39	38	0	77	5.0
6	A320	80	51	49	180	7.5
7	A319	13	20	2	35	5.3
8	A320NEO	0	2	0	2	0.1
9	B737-800	46	71	86	203	4.2
10	B737-700	43	12	0	55	9.1
11	B737- 8MAX	0	10	0	10	0.5
Total number	of narrow- body aircraft	221	204	137	562	5.8
Total number	of passenger aircraft	250	249	143	642	5.7
Total number	of business aircraft

held under trust 12 Total number of aircraft 654 50 China Eastern Airlines Corporation Limited 2018 Interim Report

Management Discussion and Analysis Business Review In the first half of 2018, the global economy continued to recover and maintained the growth momentum of the previous year, while also facing the challenges of intensified trade protectionism and the shift in global monetary easing policy. Chinese economy continued its overall stable and moderate trend, with optimisation in economic structural adjustment and continuous improvement in consumption contribution. The global aviation industry had a continuous rise in the demand of travellers. China’s civil aviation industry continued to maintain a rapid above double-digit growth rate, yet also faced challenges such as sharp rise in fuel prices, large fluctuations in RMB-USD exchange rate and intensifying market competition. The Group adhered to maintaining a steady progress and upholding the requirements for high-quality development. It made concerted efforts and achieved smooth progress to promote production, operation, reform and transformation. The Group highly emphasised and comprehensively enhanced its corporate party building works. On the basis of ensuring safe operations, the Group has strengthened its sales and marketing, enhanced service quality, proactively promoted external partnerships, expedited the pace of its business transformation and steadily advanced major projects such as non-public issuance of shares of the Company, promoted the reform and development of the Group and obtained new achievements. In the first half of 2018, the Group served 58.90 million passengers, representing a year-on-year increase of 10.3%. Revenue amounted to RMB54,500 million, representing a year-on-year increase of 12.6%. Due to reasons such as the rise in fuel prices, the exchange losses as a result of exchange rate fluctuations and the one-off gain of RMB1,750 million acquired from the transfer of equity interests in Eastern Logistics in the first half of 2017, the Company’s net profit attributable to shareholders of the parent company in the first half of 2018 amounted to RMB2,280 million. Operations Safe Operation The Group continuously attached great importance to safe operation and our safety standard has maintained stable. In the first half of 2018, the Group’s fleet had 1.076 million safe flying hours, representing a year-on-year increase of 7.0%. The Group’s fleet had 0.453 million take-off and landing flights, representing a year-on-year increase of 6.4%. The Group earnestly implemented the requirements for “Focusing on the Local Communities, Laying the Foundation, Training Basic Skills” as established by the CAAC, and solidly carried out the special rectification of typical risk-prone events; enhanced our practical ability in anti-terrorism, anti-hijacking, anti-explosion, anti-attacks and anti-destruction to ensure air defence security. Targeting the implementation of the General Data Protection Regulations by the European Union, the Group has appointed a “data protection officer” to strengthen passenger information protection and prevent network security risks. Marketing In the first half of 2018, the Group completed 118,830 million of seat-kilometres, representing a year-on-year increase of 9.5%. Passenger revenue amounted to RMB49,050 million, representing a year-on-year increase of 13.8%. Passenger load factor of the Group amounted to 82.4%, representing a year-on-year increase of 1.1 percentage points. Significant progress has been made in key business indicators such as passenger load factor and revenue quality. Focusing on the hub network strategy, we focused on enhancing the Group’s share and influence in the core market. In the first half of 2018, the Group’s market share in Shanghai, Beijing, Kunming and Xi’an hubs amounted to 40.8%, 18.3%, 37.4% and 28.4%, respectively. Through the coordination of route network layout and optimisation of transit connection, the effect of hub network has gradually appeared, with transit revenue increased by 9.3% year-on-year. In the first half of 2018, the Group introduced new international routes such as Shanghai-

Stockholm and Shanghai-Xi’an-St. Petersburg, and new domestic routes such as Xi’an-Dali and Kunming-Hohhot, as well as international routes such as Shanghai-Moscow, St. Petersburg and Macau, and domestic routes such as Shanghai-Kunming and Xi’an-Xiamen. As at the end of June 2018, with the matching route networks with the SkyTeam Airline Alliance members, the route networks of the Group reached 177 countries and 1,074 destinations. The Group’s level of yield management continuously improved, and the operational capacity of international routes constantly increased. The Group intensified the application of the OD (Original and Destination, i.e. the whole route) yield management system to strengthen the scientific analysis and forecast of customer structure and passenger reservation trends, and strengthened the refined control of space and freight rates. Guided by the Group’s internationalisation strategy, the operational capability of international routes was improved, with operational quality of long-haul routes enhanced. In the first half of 2018, passenger load factor of international routes increased by 1.9 percentage points year-on-year. Revenue per seat-kilometre of Europe, North America and Australia routes increased by 5.5%, 2.1% and 3.3% year-on-year, respectively. The Group continuously enriched the sales product lines and constantly promoted sales transformation. Focusing on the development of various types of transformation products and value-added products, the Group further explored multi-model transport products, improved “preferred seats” and “upgrade products” and enriched value-added products such as ticket package and point redemption to effectively increase revenue from value-added services. The Group placed emphasis on maintaining sales channels and strengthened cooperation with overseas channels such as TMC (Travel Management Companies) and OTA (Online Travel Agency) channels. TMC’s sales revenue increased by 38.1% year-on- year. Through actively exploring customer resources, the customers of the two groups increased to 3,567, representing a year-on-year increase of 11.5%, and customer revenue of the two groups increased by 12.1% year-on-year. External Partnerships The Group continuously intensified its cooperation with strategic partners and core partners to enhance the quality of cooperation. The Group entered into a new term cooperation agreement with AFK, adding new joint cooperation of routes such as Kunming-Paris and Wuhan- Paris from 1 January 2019. The Group implemented inter- airline transit business and joint baggage transport services with Delta. The Group jointly planned the optimisation of flight network connection and the joint establishment of ground services and process standards of the new airport in Beijing with AFK and Delta. The Group has signed a business agreement with Qantas to commence further extensive cooperation in areas such as capacity investment and joint marketing, and commenced joint operation with Japan Airlines to strengthen cooperation in areas such as route network and capacity sharing. In addition, the Group also actively explored cooperation with world-renowned brands to realise resource sharing. In the first half of 2018, the Group commenced cross-sector cooperation with more than 20 renowned companies such as Standard Chartered Bank and Hertz Car Rental to carry out joint marketing activities. Customer Services The Group is dedicated to offering sincere services and improving its brand image. The Group adheres to the service philosophy of “Customer-Oriented and Dedicated Service”, with which the Group provided services that specifically catered to the demand of its customers. The Group continuously improved service software and hardware to optimise customer experiences throughout the journey, aiming to become a representative for Shanghai’s services. We actively protect and develop frequent flyer members. As at the end of June 2018, the number of frequent flyer members of the Group’s “Eastern Miles” reached 36.20 million, representing a year-on-year increase of 15.1%. In terms of service system construction, with the punctuality of flights as the focus and passenger satisfaction as the target, the Group continuously improved flight operation quality, with flight punctuality rate reached 80.5%, 52 China Eastern Airlines Corporation Limited 2018 Interim Report

ranked at the top among the top ten Chinese domestic airlines. We further established a sound service quality standard system and released the first “Air Medical First Aid Handbook” in China, which was well-received by the media and passengers. With Beijing-Shanghai boutique route as a benchmark, by establishing a flight operation quality standard system through data indicators, the Group improved the comprehensive operation quality of flights. The Group promoted the baggage transportation management system and strengthened the monitoring of the whole process of baggage transportation to effectively reduce baggage transportation errors and breakage. Through the introduction of new aircraft models such as B787 and A350 as well as research and development and design of catering products, the Group brought a brand new experience to passengers. In terms of online service integration, self-service boarding and self-service airport navigation were officially launched in Terminal 2 of Shanghai Hongqiao International Airport. With digital service experience optimised and mobile phones, online and overseas self-check-in rate increased, domestic self-check-in rate reached 77.4%, representing a year-on- year increase of 9.2 percentage points, and international self-check-in rate reached 32.4%, representing a year- on-year increase of 12.5 percentage points. The Group implemented self-checking function for flight information and baggage check-in through WeChat mobile to bring convenient experience for passengers. Reform and Transformation The Group adhered to comprehensively intensifying reform to promote the transformation and development of the Group. The Group focused on the operation and development of passenger transportation business, optimised the functions of its e-commerce platform, enhanced the standard of low cost airline operation of China United Airlines, intensified protective marketisation reform, promoted the reform of its branches and subsidiaries as well as internal marketing and service organisations, and persistently reinforced the effect of reform and transformation to its production and operation. In relation to e-commerce, the Group expedited the construction of its in-flight internet connection platform and became the first in China to fully promote the use of in- flight portable electronic devices. The Group’s fleet size, number of flights and number of users with “in-flight internet connection” rank “first in China and top in Asia”. As at the end of June 2018, 78 wide-body passenger aircraft of the Group all equipped with in-flight internet connection services, covering Europe, the United States, Australia, Southeast Asia and key domestic business routes. The Group planned to jointly establish an aviation internet joint venture with a telecom operator to reinforce and enhance the Company’s first-mover advantage in the field of in-flight internet business. The Group continuously optimised the customer experience of the Group’s official website and mobile application. The Group’s official website and mobile application iteratively upgraded 16 versions, adding and optimising more than 200 functional experiences. New overseas websites were launched, and sales amount increased by 31.5% year- on-year. The Group strengthened the operation of points mall, enriched point redemption products, promoted the transformation of income system points based on the contribution of passengers to the Company’s revenue, and optimised the point payment function. In terms of low-cost airline, China United Airlines focused on improving direct sales capability and increasing auxiliary revenue to intensify low-cost transformation. In the first half of 2018, China United Airlines achieved revenue of RMB2,690 million, representing a year-on-year increase of 13.2%, and achieved net profit of RMB440 million, representing a year-on-year increase of 23.4%. China United Airlines launched new media and self-media marketing through diversified marketing methods and improved its direct sales capability by enhancing its mobile direct sales platform, with direct sales revenue accounted for 72.2%. Through the online sales promotion of duty-free products, upgrade products and sky mall products, the source of auxiliary revenue was broadened, with ancillary revenue increased by 46.0% year-on-year. In terms of protective marketisation reform, the Group thoroughly implemented the transformation of protective assets into operational assets. Through indicators such 53 as per capita output and yield, a subsidiary of the Group, Eastern Technology explicitly identified seven aspects, such as accessories maintenance and airframe maintenance, as the focus for intensifying future reforms. The Group actively explored third-party markets, realised third-party revenue significantly increased by 70.0% year-on-year. In terms of system, mechanism and institutional reform, the Group restructured its marketing service functions focusing on its customers, optimised and adjusted the management and control model of its marketing service system and organisation, established business committee, sales committee and customer committee, and further explored and steadily promoted the mixed-ownership reform of its subsidiaries. Major Projects On 10 July 2018, the Company announced a major capital project regarding the proposed non-public issuance of A shares and H shares, which planned to introduce Juneyao Airlines and its controlling shareholder, Juneyao Group, or its subsidiaries and China Structural Reform Fund Corporation Limited as strategic investors. The capital project has been steadily advancing, and shall be implemented upon fulfilment of certain market conditions and as at 30 August 2018, it has received the approval from the SASAC and has been considered and approved by the Company’s general meeting. It still requires the approvals from the CAAC, CSRC and the Hong Kong Stock Exchange. Corporate Culture The Group promoted corporate culture construction, strengthened the employment integrity education and created harmonious labour relations, provided strong support for the smooth development and continuous improvement of the safe operation, customer services, marketing, reform and development of the Group. Establishment of Internal Risk Control and Governance In light of the implementation of the General Data Protection Regulation by the European Union, the Group strengthened the protection of passenger information to prevent network security risks; carried out special audits on key business areas focusing on the Group’s development strategy to enhance the management performance of the Group; and strengthened system construction, supervision and inspection to promote the sound, standardised and effective operation of the Group’s internal control system. The Group steadily promoted the construction of a “Lawful CEA” to ensure the lawful and compliant operation of the Group. Focusing on its internationalisation strategy, the Group strengthened the prevention of legal risk of overseas business and continuously reinforced the management of contracts and litigation cases to safeguard the legitimate rights and interests of the Group. Social Responsibilities and Awards The Group insisted on the five development visions of “Innovation, Coordination, Green Development, Openness, Sharing” and actively engaged in economic, social and environmental responsibilities. The Group insisted on the vision of green development and implemented pollution prevention and control work. The Group advocated low- carbon flights, continuously optimised fleet structure and promoted the application of new technologies for energy conservation and emission reduction. The Group adhered to the concept of joint development, strived to achieve targeted poverty alleviation and targeted poverty elimination by continuously performing fixed-point poverty alleviation works in Shuangjiang and Cangyuan in Yunnan. The Group was awarded the Shanghai Listed Company Corporate Social Responsibility Outstanding Enterprise Award (上海上市公司企業社會責任傑出企業獎), and was rated as a “State- owned Enterprise Poverty Alleviation and Development Unit” (中央企業扶貧開發工作先進單位) and a “Targeted Poverty Alleviation Demonstration Enterprise” (精準扶貧典範企業) by the World Charity Forum (世界公益慈善論壇). The Group’s large-scale charitable programme “Love at CEA” continued to spread positive messages to society. In the first half of 54 China Eastern Airlines Corporation Limited 2018 Interim Report

2018, the Group launched 459 projects in total, with 20,160 participants from our staff team and served a total of 19,994 people for 51,153 hours. In the first half of 2018, the Company was awarded the “Best China Airline” award in the “TTG China Travel Awards” for the fourth consecutive year, named as the “2017 Most Influential Airline” (2017最具影響力航空公司) by Sina Travel and won CAPSE’s Cabin Facility Excellent Progress Award and Innovative Service Award (客艙設施卓越進步獎和創新服務獎), further enhancing the Group’s brand influence. Financial Overview Operating Revenues In the first half of 2018, the Group’s passenger revenue amounted to RMB49,045 million, representing an increase of 13.78% from the same period last year, and accounted for 96.56% of the Group’s traffic revenues. Passenger traffic volume was 97,957.33 million passenger-kilometres, representing an increase of 10.97% from the same period last year. The passenger revenue of domestic routes amounted to RMB32,455 million, representing an increase of 13.65% from the same period last year, and accounted for 66.17% of the passenger revenue. The passenger traffic volume was 62,223.69 million passenger-kilometres, representing an increase of 10.62% from the same period last year. The passenger revenue of international routes amounted to RMB14,775 million, representing an increase of 14.40% from the same period last year, and accounted for 30.13% of the passenger revenue. The passenger traffic volume was 33,169.46 million passenger-kilometres, representing an increase of 11.60% from the same period last year. The passenger revenue of regional routes amounted to RMB1,815 million, representing an increase of 11.15% from the same period last year, and accounted for 3.70% of the passenger revenue. The passenger traffic volume was 2,564.19 million passenger-kilometres, representing an increase of 11.55% from the same period last year. In the first half of 2018, the Group’s cargo and mail traffic revenues amounted to RMB1,745 million, accounted for 3.44% of the Group’s traffic revenue. Cargo and mail traffic volume was 1,244.97 million tonne-kilometres. In the first half of 2018, the Group’s other revenue were RMB3,710 million, representing an increase of 4.80% from the same period last year. In the first half of 2018, the Group’s other operating income amounted to RMB3,390 million, representing a decrease of 28.87% from the same period last year, primarily due to the figures of the first half of 2017 comprised the gains from the transfer of 100% equity interests of Eastern Logistics. Operating Expenses In the first half of 2018, the Group’s total operating expenses was RMB52,444 million, representing an increase of 11.92% from the same period last year. Under the influence of further expansion of the Group’s operational scale and the rapid growth in the passenger traffic volume and the number of passengers carried, the Group’s various costs such as take-off and landing costs, depreciation and amortisation, salaries and benefits, catering and selling expenses increased from last year. Analysis of the changes in items under operating costs of the Group is set out as follows: Aircraft fuel costs accounted for the most substantial part of the Group’s operating expenses. In the first half of 2018, the Group’s total aircraft fuel cost was RMB15,252 million, representing an increase of 25.64% from the same period last year, mainly due to an increase in the volume of refueling of 6.27% from last year for the Group, leading to an increase in aircraft fuel costs by RMB762 million. The average price of fuel increased by 18.23% from the same period last year, and the aircraft fuel costs increased by RMB2,351 million. In the first half of 2018, the Group’s take-off and landing charges amounted to RMB7,097 million, representing an increase of 10.37% from the same period last year, and was primarily due to the increase in the number of take-offs and landings of the 55

Group and the adjustment of pricing standards of China’s airports (CAAC 2017 Notice No.18), resulting in a rise in domestic take-off and landing charges. In the first half of 2018, the Group’s depreciation and amortisation amounted to RMB7,534 million, representing an increase of 15.08% from the same period last year, and was primarily due to the net addition of 43 aircraft (self-owned and under finance leases) to the Group’s fleet as compared to the same period last year. The increase in the number of aircraft and engines led to an increase in the original value of fixed assets and a corresponding increase in depreciation. In the first half of 2018, the Group’s wages, salaries and benefits amounted to RMB9,831 million, representing an increase of 10.96% from the same period last year, and was primarily due to the combined effect of the increase in the number of personnel, the increase in flight hours and the rise in the standard flight hour fees. In the first half of 2018, the Group’s aircraft maintenance expenses amounted to RMB1,649 million, representing a decrease of 23.83% from the same period last year, and was primarily due to the non-occurence of overhauls of operating leased engines of the Group in the first half of 2018 and the cost- reduction and efficiency-enhancement measures of the Group such as reducing the order quantity of aviation materials and commencing maintenance business for aviation materials, which led to a decrease in maintenance fees. In the first half of 2018, the Group’s catering supply expenses were RMB1,665 million, representing an increase of 10.93% from the same period last year, and was primarily due to the increase in the number of passengers in carriage and the rise in the standards required for the provision of catering. In the first half of 2018, the Group’s aircraft operating lease rentals amounted to RMB2,016 million, representing a decrease of 9.80% from the same period last year, and was primarily due to the lower average exchange rate of USD to RMB in the first half of 2018 as compared to the same period last year, which led to a decrease in USD-denominated rental costs as compared to the same period last year. In the first half of 2018, the Group’s other operating lease rentals amounted to RMB473 million, representing an increase of 17.96% from the same period last year, and was primarily due to the increase of fees for ground assets under lease by the Group. In the first half of 2018, the Group’s selling and marketing expenses were RMB1,813 million, representing an increase of 13.81% from the same period last year, and was primarily due to the expansion of business scale of the Group, which led to an increase in selling expenses accordingly. In the first half of 2018, the Group’s civil aviation development fund paid to the CAAC amounted to RMB1,093 million, representing an increase of 8.86% from the same period last year, and was primarily due to the increase in the length of miles flown during the year. In the first half of 2018, the Group’s ground service and other expenses were RMB1,651 million, representing a decrease of 13.83% from the same period last year, which was primarily due to the fact that data of 2017 comprised data of ground service and other expenses of Eastern Logistics in January 2017, and data of 2018 no longer comprised data of Eastern Logistics. In the first half of 2018, the Group’s indirect operating expenses were RMB2,334 million, representing an increase of 13.36% from the same period last year, which was primarily due to the expansion of operational scale of the Group, which led to an increase in relevant expenses. Finance Income/Costs In the first half of 2018, the Group’s finance income was RMB52 million, representing a decrease of RMB651 million from the same period last year. Finance costs amounted to RMB2,416 million, representing an increase of RMB1,012 million from the same period last year, primarily due to the RMB546 million net exchange losses arising from the appreciation of USD to RMB in the first half of 2018. In the same period of 2017, the appreciation of RMB to USD resulted in net exchange gains amounted to RMB674 million. 56 China Eastern Airlines Corporation Limited 2018 Interim Report

Profit Net profit attributable to equity holders of the Company in the first half of 2018 was RMB2,279 million, representing a decrease of 47.50% from the same period last year. The earnings per share attributable to the equity holders of the Company were RMB0.16. Liquidity and Capital Structure The Group monitors its capital position on the basis of its debt ratio, which is calculated as total liabilities divided by total assets. As at 30 June 2018, the Group had total assets of RMB238,773 million, representing an increase of 3.94% from 31 December 2017. Its debt ratio was 74.23%, representing a 0.18 percentage point decrease from 31 December 2017. In particular, the Group’s total current assets amounted to RMB20,787 million, accounted for 8.71% of the total assets and represented an increase of 13.63% from 31 December 2017. The Group’s non-current assets amounted to RMB217,986 million, accounted for 91.29% of the total assets and represented an increase of 3.10% from 31 December 2017. As at 30 June 2018, the Group had total liabilities of RMB177,239 million, comprised of current liabilities of RMB75,935 million which accounted for 42.84% of total liabilities, and non- current liabilities of RMB101,304 million which accounted for 57.16% of total liabilities. Among the current liabilities, interest-bearing liabilities (short- term bank borrowings, short-term debentures, long-term bank borrowings due within one year, bonds payable due within one year and obligations under finance leases due within one year) amounted to RMB41,551 million or a decrease of 14.03% from 31 December 2017. Among the non-current liabilities, interest-bearing liabilities (long- term bank borrowings, bonds payable and obligations under finance leases) amounted to RMB92,136 million or an increase of 11.90% from 31 December 2017. In the first half of 2018, the Group proactively optimised and adjusted the structure of its foreign currency obligations in response to the currency exchange fluctuations, in order to lower its exchange rate risk. As at 30 June 2018, the breakdown of the Group’s interest-bearing obligations by currencies is as follows: Unit: RMB million

RMB equivalent As at 30 June 2018 As at 31 December 2017 Currency Percentage (%) (%) Percentage (%) Movement Amount Amount
USD	32,108	24.02	36,809	28.17	-12.77
RMB	88,422	66.14	83,880	64.19	5.41
Others	13,157	9.84	9,980	7.64	31.83
Total	133,687	100	130,669	100	2.31

As at 30 June 2018, the Group’s interest-bearing liabilities included long-term and short-term bank borrowings, bonds payable and short-term debentures equivalent to RMB64,412 million, representing an increase of 0.96% from RMB63,801 million as at 31 December 2017. The breakdown by currencies is as follows: Unit: RMB million

Currency	As at 30 June 2018	RMB equivalent As at 31 December 2017	Movement (	%)
USD	4,548	7,555	-39.80
SGD	2,419	2,435	-0.66
EUR	5,279	4,921	7.27
KRW	1,033	1,058	-2.36
JPY	2,995	—	—
RMB	48,138	47,832	0.64
Total	64,412	63,801	0.96

As at 30 June 2018, the Group’s interest-bearing liabilities included obligations under finance leases equivalent to RMB69,275 million, representing an increase of 3.60% from RMB66,868 million as at 31 December 2017. The breakdown by currencies is as follows: Unit: RMB million

Currency	As at 30 June 2018	RMB equivalent As at 31 December 2017	Movement (	%)
USD	27,560	29,254	-5.79
SGD	560	627	-10.69
JPY	247	264	-6.44
HKD	624	675	-7.56
RMB	40,284	36,048	11.75
Total	69,275	66,868	3.60

Interest Rate Fluctuation The Group’s interest-bearing liabilities included short-term interest-bearing liabilities and long-term interest-bearing liabilities. Both the short-term interest-bearing liabilities and long-term interest-bearing liabilities were affected by fluctuations in current market interest rates. The Group’s total interest-bearing liabilities (including long-term and short-term bank borrowings, obligations under finance leases, bonds payable and short-term debentures) as at 30 June 2018 and 31 December 2017 were equivalent to RMB133,687 million and RMB130,669 million, respectively, of which short-term interest-bearing liabilities accounted for 31.08% and 36.99%, respectively. The Group’s interest-bearing liabilities were primarily denominated in USD and RMB. As at 30 June 2018 and 31 December 2017, the Group’s liabilities denominated in USD accounted for 24.02% and 28.17%, respectively, of total liabilities while liabilities denominated in RMB accounted for 66.14% and 64.19%, respectively, of total liabilities. Fluctuations in the USD and RMB interest rates have relatively significant impact on the Group’s finance costs. The Group reduced the risk of floating interest rates in USD liabilities through interest rate swap contracts. As at 30 June 2018 and 31 December 2017, the outstanding interest rate swap contracts held by the Group amounted to a notional amount of USD1,311 million and USD1,420 million, respectively. These contracts will expire between the second half of 2018 and 2025. Exchange Rate Fluctuation As at 30 June 2018, the Group’s total interest-bearing liabilities denominated in foreign currencies amounted to RMB45,265 million, of which USD liabilities accounted for 70.93% of the total interest-bearing liabilities. Therefore, a significant fluctuation in the USD exchange rates will subject the Group to significant foreign exchange loss or gain arising from the exchange of foreign currency denominated liabilities, which affects the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenues generated from flight ticket sales and expenses required to be paid in foreign currencies. As at 30 June 2018 and 31 December 2017, the outstanding foreign currency hedging contracts held by the Group amounted to a notional amount of USD182 million and USD829 million, respectively, and will expire in 2018. In the first half of 2018, the Group’s net exchange losses amounted to RMB546 million as compared to the net exchange gains of RMB674 million in the first half of 2017. Fluctuation of Jet Fuel Prices In the first half of 2018, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Group would have increased or decreased by approximately RMB763 million, assuming all other variables remain constant. In the first half of 2018, the Group did not conduct any aviation fuel hedging activities. Pledges on Assets and Contingent Liabilities As at 30 June 2018, the value of the Group’s assets used to secure certain bank loans was equivalent to RMB8,720 million, representing a decrease of 22.19% from RMB11,207 million as at 31 December 2017. As at 30 June 2018, the Group had no significant contingent liabilities. 58 China Eastern Airlines Corporation Limited 2018 Interim Report

Human Resources As at 30 June 2018, the Group had 75,694 employees, the majority of whom were located in China. The wages of the Group’s employees primarily consisted of basic salaries and performance bonuses. Investment in securities

					Closing	Percentage of total
			Initial		book value at the end of	investment at the end of	Profit and loss during
Type of	Stock	Stock	investment	Shareholdings	the Reporting	the Reporting	the Reporting
securities	Code	abbreviation	(RMB)	(share)	Period (RMB)	Period (%)	Period (RMB)
Share	00696	TravelSky	18,503,000	29,055,000	559,739,781	85.67	—
Share	600000	SPD Bank	122,144,004	9,790,691	93,599,006	14.33	—

Other securities investments held at the end of the Reporting Period Profit and loss on securities investments sold during the Reporting Period / / / / / / / / / / Total 140,647,004 / 653,338,787 100 — Equity held in unlisted financial enterprises Unit: RMB thousand

Name of investee	Initial amount of investment	Number of shares held (shares)	Percentage of equity in the company	Carrying amount at the end of the Reporting Period	Profit or loss during the Reporting Period	Change in owner’s equity during the Reporting Period	Accounting item	Source of share
Eastern Air Finance	486,902	—25%		632,450	67,296	1,303 Long-term equity investment		Investment

Total 486,902 — 25% 632,450 67,296 1,303 / / Financial assets measured at fair value Unit: RMB thousand

Item name	Balance at the beginning of the Reporting Period	Balance at the end of the Reporting Period	Change for the period	Profit for the period
Interest rate swap contracts	137,477	284,138	146,661	—
Forward foreign exchange contracts	-310,880	-38,366	272,514	272,514
Total	-173,403	245,772	419,175	272,514

Analysis on major controlling subsidiaries and investee companies Unit: RMB million

Name of subsidiaries and investee companies	Revenue	Year- on-year increase (%)	Net profit	Year- on-year increase (%)	Total assets	Net assets	Gearing ratio (%)
Eastern Air Jiangsu	4,384	11.89	279	-27.15	10,384	4,061	60.90
Eastern Air Wuhan	2,249	8.65	224	-23.81	7,286	3,716	49.04
Eastern Air Yunnan	4,979	19.77	311	95.60	18,893	6,961	63.16
Shanghai Airlines	6,776	13.96	535	0.00	17,796	2,879	83.82
China United Airlines	2,689	13.22	443	23.40	10,704	3,700	65.43
Shanghai Flight Training	256	11.79	76	22.58	2,273	1,231	45.84
Eastern Technology	3,815	9.66	294	267.50	6,917	4,296	37.89
Shanghai Airlines Tours	1,182	10.78	-7	-50.00	589	49	91.68

1. Eastern Air Jiangsu The Company’s controlling subsidiary Eastern Air Jiangsu was established in 1993, with a registered capital of RMB2,000 million. In the first half of 2018, Eastern Air Jiangsu achieved revenue of RMB4,384 million, representing a 11.89% increase from last year. Its net profit achieved RMB279 million, representing a 27.15% decrease from last year. Passenger traffic volume was 8,111.39 million passenger-kilometres, representing a 5.29% increase from last year. Eastern Air Jiangsu carried 6,059,200 passengers, representing a 7.60% increase from last year. As of the end of June 2018, Eastern Air Jiangsu operated a total of 59 A320 series aircraft. 2. Eastern Air Wuhan The Company’s controlling subsidiary Eastern Air Wuhan was established in 2002, with a registered capital of RMB1,750 million. In the first half of 2018, Eastern Air Wuhan achieved revenue of RMB2,249 million, representing a 8.65% increase from last year. Its net profit achieved RMB224 million, representing a 23.81% decrease from last year. Passenger traffic volume was 3,379.44 million passenger-kilometres, representing a 1.25% increase from last year. Eastern Air Wuhan carried 3,070,900 passengers, representing a 3.33% increase from last year. As of the end of June 2018, Eastern Air Wuhan operated a total of 30 B737 series aircraft. 3. Eastern Air Yunnan The Company’s controlling subsidiary Eastern Air Yunnan was established in 2010, with a registered capital of RMB3,662 million. In the first half of 2018, Eastern Air Yunnan achieved revenue of RMB4,979 million, representing a 19.77% increase from last year. Its net profit achieved RMB311 million, representing a 95.60% increase from last year. Passenger traffic volume was 8,410.51 million passenger-kilometres, representing a 12.43% increase from last year. Eastern Air Yunnan carried 6,535,900 passengers, representing a 13.48% increase from last year. As of the end of June 2018, Eastern Air Yunnan operated a total of 76 A330 series and B737 series aircraft. 4. Shanghai Airlines The Company’s wholly-owned controlling subsidiary Shanghai Airlines was established in 2010, with a registered capital of RMB500 million. In the first half of 2018, Shanghai Airlines achieved revenue of RMB6,776 million, representing a 13.96% increase from last year. Its net profit achieved RMB535 million. Passenger traffic volume was 12,336.35 million passenger-kilometres, representing a 13.18% increase from last year. Shanghai Airlines carried 8,372,000 passengers, representing a 12.49% increase from the previous year. As of the end of June 2018, Shanghai Airlines operated a total of 100 A330 series, B737 series and B767 aircraft. 60 China Eastern Airlines Corporation Limited 2018 Interim Report

5. China United Airlines The Company’s wholly-owned low-cost airline China United Airlines was established in 1984, with a registered capital of RMB1,320 million. In the first half of 2018, China United Airlines achieved revenue of RMB2,689 million, representing a 13.22% increase from last year. Its net profit achieved RMB443 million, representing a 23.40% increase from last year. Passenger traffic volume was 4,989.87 million passenger-kilometres, representing a 11.05% increase from last year. China United Airlines carried 4,004,500 passengers, representing a 11.20% increase from the previous year. As of the end of June 2018, China United Airlines operated a total of 44 B737 series aircraft. Compliance With The Relevant Laws and Regulations Which May Have A Significant Impact on the Company As at 30 June 2018, the Board was not aware of any significant matters which may cause impact on the Group or any non- compliance with the laws and regulations which may have a significant impact on the Group. Core Competitiveness 1. Advantages of locating in the developed economic zone of Shanghai and the Yangtze River Delta 2. Development opportunities brought about by the new airport in Beijing and integration of Beijing, Tianjin and Hebei 3. Reasonable and balanced hub and network layout 4. Streamlined and efficient fleet structure 5. Informatization leads to the continual enhancement of operational management and the ability of reform and innovation 6. A brand with excellent oriental characteristics and quality service 7. High quality customer cluster and outstanding partners Risk Analysis 1. Macro-economic Risk The aviation transportation industry is closely connected to the macro-economic environment. The civil aviation transportation industry is more sensitive to macro-economic climate, which directly affects the development of economic activities, disposable income of residents and changes in the amount of import and export activities. These factors will in turn affect the demand for passenger and cargo services. Meanwhile, the scale of the international airline transportation operations of the Group is relatively large; the international macro-economy will have a relatively large impact on the demand for the Group’s passenger and cargo services. If domestic and overseas macro-economic climate worsens or trade tensions further escalate, the Group’s results of operations and financial condition may be adversely affected. The Group paid close attention to the changes in international and national macro-economic conditions and proactively capitalized on the opportunities derived from the “One Belt One Road” initiative promoted by the State, the construction of Xiongan New District, holding of the China International Import Expo, economic restructuring, upgrade of consumption level of residents, development of tourism economy and the new airport in Beijing to optimize allocation of flight capacity, production structure and marketing and sales, in order to achieve favorable results of operations. 2. Policy and Regulation Risk The aviation transportation industry is relatively sensitive to policies and regulations. Changes in domestic and foreign economic environment and the continuous development of the aviation industry could result in the relevant laws and regulations and industry policies being adjusted accordingly. Such changes may, to a certain extent, result in uncertainties in the future business development and operating results of the Group. With respect to industrial policies and regulations, the Group played an active role in various discussions concerning formulation and refinement, and considered the latest changes so as to seize the development opportunities arising from such updates and prudently respond to the uncertainties arising from the changes in policies and regulations. 61

3. Flight Safety Risk Flight safety is the pre-condition and foundation for airlines to maintain normal operations and good reputation. Bad weather, mechanical failure, human errors, aircraft and equipment irregularities or failures and other force majeure events may have an adverse effect on the flight safety of the Group. The Group regularly convened flight safety meetings, analyzed and reported on the Group’s flight status in a timely manner and planned for flight safety management. Through strengthening safety responsibilities and cultural establishment as well as commencing effective evaluation on safety management system, the Group established effective measures such as the comprehensive flight training control mechanism to enhance its capabilities of preventing flight safety risks and to ensure the Group continuously operates safely. 4. Terrorist Attack Risk Domestic and overseas terrorist attacks targeting aircraft and airport not only directly threatens flight safety, aviation security, operational safety and the safety of overseas institutions and employees, but also brings about on- going adverse impact on the outbound tourism demand for places where terrorist attacks have taken place. The Group established a comprehensive aviation defense security standard system to enhance our practical ability in anti-terrorism, anti-hijacking, anti-explosion, anti-attacks and anti-destruction, with a view to enhancing the Group’s aviation security team’s ability to perform their duties and their service quality, which would in turn improve their responsiveness in handling emergencies. The Group initiated the establishment of the aviation security information system, which enhanced the quality of aviation security information. In light of the shrunken demand for passenger transportation induced by the domestic and overseas terrorist attacks, the Group will rely on the dynamic marketing analysis mechanism so as to study, optimize and adjust the flight capacity of the relevant routes in a timely manner. 62 China Eastern Airlines Corporation Limited 2018 Interim Report 5. Core Resources Risk The rapid growth in the industry has caused competition among airlines for core human resources (such as management personnel in key positions and professional technical staff), air traffic rights resources and time slot resources. If the core resources reserves of the Group fail to adequately support the rapid growth of the Group’s operational scale, the business and operations of the Group may be adversely affected. The Group promoted the building of corporate culture of “Love at CEA” and further improved its incentive scheme for core technical staff to promote loyalty of core personnel. The Group proactively developed a core back- up workforce through providing training programs to a pool of multitier back-up management personnel and launching of core technical staff recruitment plan. Meanwhile, the Group proactively coordinated with the industry regulators with respect to air traffic rights and time slot resources, by actively initiating the application of international air traffic rights, and proactively participating in the market competition for time slot resources. In the future, as a main airline base, the Group will further seize the opportunities of the commencement of operation of the new airport in Beijing and make use of the SkyTeam Airline Alliance platform to continuously enrich and optimize route networks. 6. Competition Risk With the liberalisation of the domestic aviation market, development of low-cost airlines and the leading international airlines’ increasing addition of flight capacity in the China market, future competition in the domestic and overseas aviation transportation industries may intensify and may bring uncertainty to the Group’s resources of air traffic rights and time slots, ticket price levels and market shares, and the results of operations of the Group may be adversely affected accordingly. There is a certain level of overlap between railway transportation, highway transportation, ship transportation and air transportation in certain markets. As the impact from railway, highway and ship transportation on the domestic civil aviation market has become normalised and internet-based, certain route of the Group will experience larger competitive pressure.

Management Discussion and Analysis

The Group actively responded to the industry competition, strove for additions of air traffic rights and time slot resources in hub markets and core markets, steadily improved the aircraft utilization rate and consolidated and expanded market share in the three large hubs and core markets. Leveraging on the SkyTeam Airline Alliance platform, the Group enhanced its strategic cooperation with Delta and AFK, and strengthened the cooperation with non-member airlines of the SkyTeam Airline Alliance such as Qantas to develop a highly efficient and convenient flight network which covered the whole of China and connected to the whole world.

Under the impact of other means of transportation, the Group focused on the three large hubs and core and key markets, refined its route network and reinforced complete access to the network and the sale of international interline transit products. Meanwhile, the Group put great efforts into improving its punctuality rate and capitalized on the speed advantage of aviation transportation.

7. Risk Associated with the Fluctuation of Jet Fuel Prices

Jet fuel is one of the major expenses of airlines. Significant fluctuations of international oil prices will significantly impact jet fuel prices and the Group's revenue from fuel surcharge and accordingly the Company's results of operations.

In the first half of 2018, setting aside the adjustment in factors such as fuel surcharge, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Company would have increased or decreased by approximately RMB763 million and net profit of the Company would have decreased or increased by approximately RMB572 million. In the first half of 2018, the Company has not conducted aviation fuel hedging activities.

In the first half of 2018, the Group optimized its capacity and production organization, strengthened marketing and strived to increase passenger load factor and unit yield level. The Group will actively review the trend of oil prices and, with mandates from the Board, carefully conduct aviation fuel hedging activities.

8. Exchange Rate Fluctuation Risk

As the Company's foreign currency liabilities are mainly USD-denominated, if the exchange rate of USD against RMB fluctuates significantly, USD-denominated liabilities will therefore generate a large amount of foreign exchange loss/gain, which directly affects the Company's profit for that period and causes larger impact on the Company's operating results.

As at 30 June 2018, if USD had strengthened or weakened by 1% against RMB with all other variables held constant, the effect on the Company's net profit and other comprehensive income would have been as follows:

Unit: RMB million

	Effect on net profit		Effect on other comprehensive income	
	Appreciation	Depreciation	Appreciation	Depreciation
USD exchange rates	-232	232	—	—

In recent years, the Company expanded its financing channels by means of issuing short-term debentures and corporate bonds and acquiring RMB borrowings to bring in RMB finance, and proactively optimized the mix of currency denomination of the Company's debts to reduce exchange rate risk.

In the future, the Company will reinforce its review on the foreign exchange market, further expand the variety of its financing instruments and improve the Company's debts and currency structure in order to minimize the adverse impacts arising from exchange rate fluctuations on the Company's operations.

63

9. Interest Rate Fluctuation Risk The majority of the Company’s liabilities are attributable to USD-denominated liabilities and RMB-denominated liabilities generated from introduction of aircraft, engines and aviation equipment. The adjustment in interest rates of USD and RMB may cause changes in the borrowing costs of the Company’s existing loans that carry floating interest rates, as well as future finance costs, which in turn may affect the Company’s finance costs. As at 30 June 2018, assuming all other variables remain constant, if the interest rate had increased or decreased by 25 basis points, the effect on the Company’s net profit and other comprehensive income would have been as follows: Unit: RMB million Floating rate instruments -72 72 16 -16 The Company intends to launch transactions in derivatives to further optimise the proportion of floating-rate debts to the USD-denominated debts in the future. At the same time, the Company will make good use of the trend of the RMB interest rate to minimise RMB finance costs. 10. Information Technology Safety Risk The development of all businesses in the Group’s operational process is closely related to the information network system which imposes new requirements on traditional management and work processes of the Group. If there are any design discrepancies, operational default or interruption in the network information system of the Group, or if it experiences external network attacks, the Group’s business and operations may be affected or result in leakage of customers’ data. The occurrence of any of the foregoing may have an adverse effect on the brand image of the Group. Continuous upgrades of information systems will challenge the development of the Group. The Group initiated the construction of information security projects. Targeting the implementation of the GDPR by the European Union, the Group has appointed a “data protection officer” to strengthen the customer privacy terms of online channel, troubleshoot risks of third-party platforms and reinforce passenger information protection firewall. The Group based on the “Three Centers in Two Places” plan to promote its work on the construction of the Xi’an data center and disaster backup facility and the construction of a globalized basic assurance and service system. 11. Development and Transformation Risk While the Group expands to new international markets, carries out external investments, mergers and acquisitions and adjusts the structure of its existing businesses and assets, it may face risks including business decision making, laws, management and competition risks which may affect the results of implementing the development strategies of the Group. During the process of transformation, the Group explores the e-commerce market to reduce aviation operation costs and innovative asset management methods, and adjusts the structure of its existing businesses and assets, with new requirements for the overall operating management abilities of the Group. Some of the Group’s transforming projects or adjusted businesses may be unable to achieve expected goals. The Group has been making improvements to the full monitoring and management system of foreign investment and will enhance the research and substantiation of projects, strictly monitor various investment activities and refine the risk management mechanism through conducting due diligence and asset valuation during the process of expansion into the new international markets, external investment and acquisition and mergers, and adjustments to the structure of its existing businesses and assets. 64 China Eastern Airlines Corporation Limited 2018 Interim Report

12. Suppliers Risk The aviation transportation industry requires advanced technology and high operating costs. There are limited available suppliers in respect of key operating resources including aircraft, engines, flight spare parts, jet fuel and information technology services. Airlines generally obtain operating resources through centralized purchases to reduce operating costs. If the Group’s major suppliers are adversely affected, this may have an adverse impact on the business and operations of the Group. The Group has been focusing on the suppliers who are closely related to the Group’s production and operation, while the supplier management team analyzed the contractual performance of suppliers and conducted assessment on suppliers regularly. The Group paid close attention to the changing market conditions of the types of material highly relevant to its production and operation, whereas the collection and analysis of the fluctuations in price was conducted by the procurement department. 13. Securities Market Fluctuations Risks The Company’s share price is not only dependent on its current results and projection for future operations, but also on factors including policy environment, macro- economy, flow of market capital and investor sentiment etc. The Company’s share price may be subject to significant changes due to the aforementioned factors, which may directly or indirectly result in loss to the investors, which in turn will reduce the travel demand from business travelers and affect the Company’s capital operations and implementation of projects. The Company continued to enhance its corporate governance standards, fulfill its obligations of information disclosure, improve its management ability and strive for outstanding operating results. In the meantime, the Company strengthened the communication between the capital markets and various investors, paid close attention to the Company’s share price performance and media coverage, gave timely response to the market and made every effort to avoid unusual price movement of the shares of the Company. 14. Other Force Majeure and Unforeseeable Risks The aviation transportation industry is highly sensitive to external factors. Natural disasters, public health emergencies and geopolitical instability around the globe may affect market demand and the normal operation of airlines. Flight suspension, decrease in passenger capacity and income, as well as increased safety and insurance costs may adversely affect the business and operations of the Company. The Company strove to develop and refine its emergency response mechanism and emergency response plan in order to mitigate the adverse impacts arising from other force majeure and unforeseeable risks. 65

Outlook for the Second Half of 2018
The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including a general outlook of international and domestic economies and the aviation industry, and descriptions    of the Group’s future operating plans for the second half of 2018 and beyond. Such forward-looking statements are subject to many uncertainties and risks. The actual events that occur may be different from forward-looking statements of the Group which, therefore, do not constitute any commitment by the Group to the future operating results.
Looking forward to the second half of 2018, according to the comprehensive analysis of the global and domestic economic situation, China’s civil aviation industry is expected to continue to maintain rapid growth rate. At the same time, uncertain factors kept increasing. The trade frictions have increased the uncertainty of future economic development, while the rising fuel prices and fluctuations in exchange rates have brought pressure and challenges to airlines’ production and operation.
Facing the complicated and severe external business environment, the Group will uphold its confidence, face challenges, be determined and innovative, work hard, be practical, and strive to promote new breakthroughs in the reform, development and stability of the Group. In the second half of 2018, the Group will focus on the following tasks:
1. The Group will strengthen the construction of the “three basics” (focusing on the local communities, laying the foundation and training basic skills) and strive to establish the double prevention mechanism of safety risk grading management and hidden dangers check and management to continuously enhance the level of safety management; persevere in the construction of practice, capacity building and cultural establishment in respect of safe production and strengthen safety performance management to ensure safe operation.
2. The Group will optimise route scheduling and flight model allocation to ensure its capacity during peak seasons and seize market opportunities during peak seasons; strengthen the scientific forecast of market demand and the precise control of freight rates to capture the market
66 China Eastern Airlines Corporation Limited 2018 Interim Report
opportunities from the China International Import Expo and actively reinforce service guarantee work; steadily promote sales transformation and strengthen the development of international sales and group customer resources to enhance international business capabilities.
3. The Group will promote the service standard system of quality flights routes to enhance the service quality of the Group; improve the frequent flyer membership system and optimise the ticket refund and change process to enhance passenger satisfaction; establish a new generation passenger service system to comprehensively enhance customer experience leveraging on the opportunities from new aircraft models such as B787 and A350.
4. The Group will intensify the reform and transformation of various business areas and stimulate the vitality of innovation; accelerate the transformation of income system points and expand the use of points to increase customer contribution value; optimise and adjust the China United Airlines management and control model, improve route network layout and expand marketing channels; optimise industrial layout and vigorously expand third-party market through matching the international advanced MRO (Maintenance, Repair & Overhaul) with CEA Technology.
5. The Group will effectively enhance risk awareness, establish risk early warning mechanism and rapid response mechanism to actively prevent and resolve major risks in production and operation; comprehensively strengthen the control of various costs, use multi-measures to save fuel costs to increase aviation cost savings; steadily promote non-public issuance of shares and adhere to high standards to construct the CEA Base in the new airport in Beijing.
6. The Group will develop intensive international anti- commercial bribery trainings and education to prevent overseas compliance and operational risks; reinforce the protection of passenger information to prevent safety risks of the information system; increase the legal protection of assets and intellectual properties of the Group to safeguard the legitimate interests of the Group.

Fleet Plan
Introduction and Retirement Plan of Aircraft for the Second Half of 2018 to 2020
(Units)

Model Second Half of 2018 2019 2020
	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
A350 Series	2	—	5	—	4	—
A330 Series	4	5	—	—	—	—
A320 Series	13	—	25	—	30	—
B777 Series	—	—	—	—	—	—
B787 Series	4	—	6	—	3	—
B767 Series	—	3	—	—	—	—
B737 Series	22	—	26	—	24	10
Total	45	8	62	—	61	10

Notes: 1. As at 30 June 2018, according to confirmed orders, the Group planned to introduce 15 aircraft and retire 17 aircraft in 2021 and future years.
2. The abovementioned models, quantity and timing for the future introduction and retirement of aircraft of the Group will be subject to adjustment based on market conditions and flight capacity allocation of the Group.
Significant Events
1. Share Capital
As at 30 June 2018 and up to the date of this report, the share structure of the Company is set out as follows:

		Total number of shares	Approximate percentage in shareholding (%)
I	A shares 1. Listed shares with trading moratorium 2. Listed shares without trading moratorium	9,808,485,682 — 9,808,485,682	67.80 — 67.80
II	H shares	4,659,100,000	32.20
III	Total number of shares	14,467,585,682	100.00

2. Total Number of Shareholders
As at 30 June 2018, the total number of registered shareholders of the Company was 217,959 persons.

3. Non-public Issuance of A Shares and Non-public Issuance of H Shares
The resolutions of non-public issuance of A Shares and non-public issuance of H Shares were considered and approved at the 15th ordinary meeting of the eighth session of the Board held on 10 July 2018. The Company shall non-publicly issue A shares to Juneyao Airlines, Juneyao Group and/or its designated subsidiaries and China Structural Reform Fund Corporation Limited for proceeds of not more than RMB11,800 million; and the Company shall non-publicly issue H shares to Juneyao Airlines and/ or its designated controlled subsidiaries for proceeds of not more than HK$3,550.3 million. On 29 August 2018, the Company received the approval from the SASAC, which has conditionally agreed to the Company’s non- public issuance of A shares and H shares proposal. The relevant resolutions were considered and approved at the 2018 third extraordinary general meeting, 2018 first A share class meeting and 2018 first H share class meeting of the Company held on 30 August 2018. On the same date, the resolution for the clarification and specification of subscribers of A shares and number of A shares to be issued regarding the non-public issuance of A shares by the Company in 2018 was considered and approved at the 2018 fourth regular meeting of the Board. The non-public issuance of A shares and H shares of the company are still pending approval by the CSRC, CAAC and the Hong Kong Stock Exchange.
For details, please refer to the announcements and circulars of the Company published on the website of Hong Kong Stock Exchange on 10 July, 10 August, 29 August and 30 August 2018.
4. Substantial Shareholders
So far as the Directors are aware, each of the following persons, not being a Director, chief executive, Supervisor or member of senior management, had, as at 30 June 2018, an interest and/or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise, as at 30 June 2018, interested in 5% or more of any class of the then issued share capital of the Company, or was otherwise, as at 30 June 2018, a substantial shareholder (as defined in the Listing Rules) of the Company:

As at 30 June 2018
			Approximate	Approximate	Approximate
			percentage of	percentage of	percentage of
			shareholding in	shareholding in	shareholding in
			the Company’s	the Company’s	the Company’s
		Number of	total issued	total issued	total issued
Name of Shareholders	Type of shares	shares held	share capital	A shares	H shares
CEA Holding (Note 1)	A shares	5,530,240,000	38.23%	56.38%	—
CEA Holding (Note 2)	H shares	2,626,240,000	18.15%	—	56.37%
HKSCC Nominees Limited (Note 3)	H shares	4,183,365,759	28.92%	—	89.79%
Delta (Note 4)	H shares	465,910,000	3.22%	—	10.00%
China Securities Finance Corporation	A shares	633,825,642	4.38%	6.46%	—
Limited (Note 5)
China National Aviation Fuel Group	A shares	504,767,895	3.49%	5.15%	—
Limited (Note 6)

68 China Eastern Airlines Corporation Limited 2018 Interim Report

Notes:
Based on the information available to the Directors as at 30 June 2018 (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware of, as at 30 June 2018:
1. Among such A shares, 5,072,922,927 A shares (representing approximately 51.72% of the Company’s then total issued A shares) were held by CEA Holding in the capacity of beneficial owner; and 457,317,073 A shares (representing approximately 4.66% of the Company’s then total issued A shares) were held by CEA Finance. CEA Finance is wholly-owned by CEA Holding.
2. Such H shares were held by CES Global in the capacity of beneficial owner, and CES Global was 100% held by CEA Holding. As of 30 June 2018, CES Global has pledged 1,450 million H shares of the Company.
3. Among the 4,183,365,759 H shares held by HKSCC Nominees Limited, 2,626,240,000 H shares (representing approximately 56.37% of the Company’s then total issued H shares) were held by CES Global in the capacity of beneficial owner, and CES Global is wholly-owned by CEA Holding.
4. Such H shares were held by Delta in the capacity of beneficial owner, and represented approximately 10% of the Group’s then total issued H shares.
5. Such A shares were held by China Securities Finance Corporation Limited in the capacity of beneficial owner, and represented approximately 6.46% of the Group’s then total issued A shares.
6. Such A shares were held by China National Aviation Fuel Group Limited in the capacity of beneficial owner, and represented approximately 5.15% of the Group’s then total issued A shares.
Save as disclosed above, based on the information available to the Directors and so far as they are aware, as at 30 June 2018, among the 4,183,365,759 H shares held by HKSCC Nominees Limited, no other person had any interest or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be and was disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

5. Shareholdings of Directors, Supervisors and Senior Management
Names, relevant information of and shares of the Company held by the Directors, the Supervisors and members of senior management of the Company as at 30 June 2018 are as follows:

Name	Position	Number of A shares of the Company held — personal interest (Shares)	Capacity in which the A shares were held
Liu Shaoyong	Chairman	—	—
Ma Xulun	Vice Chairman, President	—	—
Li Yangmin	Director, Vice President	3,960(Note 1)	Beneficial Owner
Gu Jiadan	Director	—	—
Tang Bing	Director, Vice President	—	—
Tian Liuwen	Director, Vice President	—	—
Li Ruoshan	Independent Non-executive Director	—	—
Ma Weihua	Independent Non-executive Director	—	—
Shao Ruiqing	Independent Non-executive Director	—	—
Cai Hongping	Independent Non-executive Director	—	—
Yuan Jun	Employee Representative Director	—	—
Xi Sheng	Chairman of the Supervisory	—	—
Committee
Ba Shengji	Supervisor	—	—
Hu Jidong	Supervisor	—	—
Feng Jinxiong	Supervisor	—	—
Jia Shaojun	Supervisor	—	—
Wu Yongliang	Vice President, Chief Financial Officer	3,696(Note 2)	Beneficial Owner
Feng Liang	Vice President	—	—
Feng Dehua	Vice President	—	—
Jiang Jiang	Vice President	—	—
Wang Jian	Board Secretary, Company Secretary	—	—
and Authorized Representative

Total / 7,656 0
Notes:
1. representing approximately 0.000027% of the Company’s total issued shares as at 30 June 2018.
2. representing approximately 0.000027% of the Company’s total issued shares as at 30 June 2018.
Save as disclosed above, as at 30 June 2018, none of the Directors, members of senior management of the Company or Supervisors had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the SFO (including any interest or short position which were taken or deemed to have under such provisions of the SFO), or recorded in the register required to be kept by the Company pursuant to section 352 of the SFO, or notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code as set out in the Appendix 10 to the Listing Rules.
70 China Eastern Airlines Corporation Limited 2018 Interim Report

6. Dividends
The Board did not recommend the payment of an interim dividend for the half year ended 30 June 2018.
7. Significant Investments
The Company did not hold any significant investment during the Reporting Period.
8. Future Plans for Material Investments or Capital Assets
Save as disclosed in the Company’s 2017 Annual Report, there was no specific plan for material investments or capital assets during the Reporting Period.
9. Purchase, Sale or Redemption of Securities During the first half of 2018, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities (“securities”, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules).
10. Material Litigation
During the six months ended 30 June 2018, the Group was not involved in any material litigation, arbitration or claim.
11. Corporate Governance
The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Company, and is of the view that the Company’s corporate governance practices during the six months ended 30 June 2018 met and complied with each of the requirements under the code provisions setout in the Code.
Pursuant to the latest regulations promulgated by the CSRC, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and in line with the Company’s development needs, the Company comprehensively reviewed the relevant regulations regarding the Board and securities affairs, revised the Articles, rules for the meetings of the board of directors, rules for procedures for general meetings and the policy on the management of the provision of external guarantees of the Company etc., to effectively safeguard the standardised operation of the Company.
To further strengthen the awareness of compliance among the Directors, Supervisors and senior management of the Company, and to enhance their understanding and application of the relevant rules, the Company has comprehensively reviewed and implemented written monitoring rules for listed companies promulgated by regulatory bodies including the CSRC, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange in the most recent half year, as well as the latest development of the relevant laws, rules and regulations regarding the duties and responsibilities of directors, supervisors and senior management of a listed company, and arranged training and learning sessions.
During the year ended 30 June 2018, the Company has adopted the Model Code as the securities transactions code for the Directors. Having made specific enquiries to all the Directors, it is the Company’s understanding that the Directors have complied with the requirements as set forth in the Model Code regarding Directors’ securities transactions.
12. Audit and Risk Management Committee The Audit and Risk Management Committee has reviewed with the management of the Company the accounting principles and methods adopted by the Group, and has discussed with the Board the internal controls and financial reporting issues, including a review of the consolidated results for the six months ended 30 June 2018 prepared in accordance with IFRS.
The Audit and Risk Management Committee has no disagreement with the accounting principles and methods adopted by the Company.

13. Changes in Personnel
Cessation
Name
Date of Cessation
Reason for Change
Position
Xu Zhao 6 February 2018 Personal reasons Director, Member of the Audit and Risk
Management Committee Feng Jinxiong 13 July 2018 Passed away due to illness Supervisor
Li Yangmin 30 August 2018 Work arrangement Director, Member of the Aviation Safety and
Environment Committee of the Board, Member and Chairman of the Planning and Development Committee of the Board
Gu Jiadan 30 August 2018 Work arrangement Director
Tang Bing 30 August 2018 Work arrangement Director, Member of the Planning and
Development Committee of the Board

Tian Liuwen Ba Shengji Hu Jidong Jia Shaojun	30 August 2018 30 August 2018 30 August 2018 30 August 2018	Work arrangement Work arrangement Work arrangement Work arrangement	Director Supervisor Supervisor Supervisor
Appointment
Name	Date of Appointment	Reason for Change	Position
Yuan Jun	8 February 2018	Elected at the general	Employee representative Director

meeting of the employee representatives
30 August 2018 Appointed by the Board Member of the Planning and Development
Committee of the Board
Cai Hongping 29 March 2018 Appointed by the Board Member of the Audit and Risk Management
Committee
Lin Wanli 30 August 2018 Elected at the general meeting Independent non-executive Director 30 August 2018 Appointed by the Board Member of the Aviation Safety and
Environment Committee of the Board Li Jinde 30 August 2018 Elected at the general meeting Supervisor
Gao Feng 30 August 2018 Elected at the general
meeting of the employee representatives
Employee representative Supervisor
Guo Junxiu 30 August 2018 Appointed by the Board Chief legal adviser
Ma Xulun 30 August 2018 Appointed by the Board Chairman of the Planning and Development
Committee of the Board
For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 6 February, 8 February, 29 March, 13 July, 8 August and 30 August 2018.
72 China Eastern Airlines Corporation Limited 2018 Interim Report

14. Change of Particulars of Directors or Supervisors under Rule 13.51B(1) of the Listing Rules

Name	Name of shareholders or other entities	Position(s) held	Date of appointment	Date of cessation
Li Yangmin	China Aircraft Services Limited	Director	June 2006	March 2018
	Eastern Air Yunnan	Chairman	November 2014	April 2018
	China Eastern Airlines Media Co., Ltd.	Chairman	June 2014	February 2018
	TravelSky	Director	December 2015	January 2018
	CASC	Chairman	October 2016	March 2018
	China Eastern Airlines	Executive director	January 2018

Technology Application Research Center Co., Limited
Tang Bing Shanghai Airlines Chairman, Executive director
January 2012 January 2018
Shanghai Eastern Airlines Investment Co., Limited
Chairman January 2018
TravelSky Non-executive
director
August 2018
Tian Liuwen Eastern Air Jiangsu Chairman January 2018
Yuan Jun CEA Holding Chairman of labour union
Eastern Air Wuhan Chairman of
the supervisory committee
May 2018
July 2018
Li Ruoshan Xian Shaangu Power Co., Ltd. Independent
director
November 2013 May 2018
Ma Weihua RoadShow Holdings Limited Non-executive
director
November 2017 March 2018
Bison Finance Group Limited (Previously known as RoadShow Holdings Limited)
Non-executive director
March 2018 May 2018
Bison Finance Group Limited Chairman of the company
May 2018

Name	Name of shareholders or other entities	Position(s) held	Date of appointment	Date of cessation
Shao Ruiqing	Shenzhen Guangju Energy Co., Ltd.	Independent director	May 2015	April 2018
Xi Sheng	CEA Holding	Deputy general	January 2018

manager, Member of party committee
China Air Express Co., Ltd. Vice chairman March 2018
Shanghai Shine-link International Logistics Co., Ltd.
Director March 2018
Ba Shengji CEA Holding Chairman of labour union
August 2013 January 2018
Hu Jidong CEA Holding Chief economist, vice chairman of labour union
Eastern Air Wuhan Chairman of
the supervisory committee
November 2017 June 2018
February 2012 July 2018
Eastern Air Jiangsu Chairman September 2013 January 2018
Eastern Air Yunnan Supervisor September 2013 July 2018
Shanghai Airlines Supervisor December 2013 July 2018
China Eastern Airlines Technology Application Research Center Co., Limited
Executive director June 2015 January 2018
Feng Jinxiong China Eastern Airlines Media
Co., Ltd.
Chairman of
the supervisory committee
April 2015 July 2018
CES International Financial Leasing Corporation Limited
Supervisor November 2014 July 2018
Jia Shaojun Shanghai Eastern Airlines Investment Co., Limited
Director December 2015 March 2018
CES Global Chairman January 2018 UnionPay Insurance Brokers Limited Director January 2018
74 China Eastern Airlines Corporation Limited 2018 Interim Report

Name	Name of shareholders or other entities	Position(s) held	Date of appointment	Date of cessation
Wu Yongliang	CEA Holding Eastern Air Wuhan Shanghai Airlines China National Aviation Corporation (Hong Kong) Limited	Chief accountant Chairman Executive director Vice chairman	June 2018 April 2009 January 2018 May 2018	April 2018
	Eastern Air Yunnan	Chairman	April 2018
Feng Liang	China Aircraft Services Limited	Director	March 2018
Feng Dehua	Eastern Air Wuhan	Chairman	April 2018
Xu Zhao	CEA Holding China Air Express Co., Ltd. China National Aviation Corporation (Hong Kong) Limited	Chief accountant Vice chairman Vice chairman	November 2006 October 2011 May 2013	January 2018 March 2018 May 2018
	Shanghai Shine-link International Logistics Co., Ltd.	Director	July 2015	March 2018

Guarantees provided by the Company and its
subsidiaries for subsidiaries
15. Provision of guarantees
Total amount of guarantees provided for subsidiaries during
Unit: RMB thousand
Airlines, Shanghai Flight Training, Business Airlines, Eastern Technology, and their respective wholly-owned subsidiaries, and that Shanghai Airlines Tours shall provide guarantee in the total amount of up to RMB10 million to Shanghai Dongmei Air Travel Co., Ltd.. The period of guarantee shall be the same as the period of the obligations of the respective guaranteed parties and shall not exceed 10 years. For details, please refer to the announcement of the Company published on the website of Hong Kong Stock Exchange on 22 December 2017.
the Reporting Period 5,331,209 Total amount of guarantees for subsidiaries outstanding at the
end of the Reporting Period 11,344,742
Total amount of guarantees of the Company
(including those provided for subsidiaries)
Total amount of guarantees 11,344,742 Total amount of guarantees as a percentage of the Company’s
net assets (%) 19.17
Including:
Guarantees provided for shareholders, de facto
controllers and related parties —
Amount of debt guarantees provided directly or indirectly for companies with debt ratio of over 70% 11,252,522
The amount of guarantees in
excess of 50% of the net assets —
Total amount of the above three
guarantee items 11,252,522
Notes:
1. The debt guarantees provided by the Company directly or indirectly for companies with debt ratio of over 70% as described above amounted to RMB11.253 billion and were provided by the Company to Eastern Air Overseas, its wholly-owned subsidiary, which serves as an overseas financing platform of the Company. The amount of guarantees is within the mandate limit granted at the general meeting.
2. On 22 December 2017, it was considered and approved by the Board of the Company that the Company shall provide, within the period from the effective date of the Board resolution to 31 December 2018, guarantee in the total amount of up to RMB1,000 million to China United
3. On 19 January 2018, with an aim to carry out the work of changing aircraft leasing from overseas operating lease to domestic operating lease for not more than 67 aircraft, the Board of the Company agreed the Company to invest and establish not more than 67 special purpose vehicles in Dongjiang Free Trade Port Zone of Tianjin with the aggregate guarantee amount not exceeding RMB9.8 billion. The guarantee was considered and approved at the general meeting held on 8 February 2018. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 19 January and 8 February 2018.
16. Miscellaneous
The Group makes reference to the following:
1. On 22 December 2017, the Company and CEA Holding entered into the supplemental agreement II to the reorganization and division agreement to amend the non-competition undertaking as set out in article 3 of the supplemental agreement to the reorganization and division agreement entered into by both parties in 1996. For details, please refer to the announcements and circular of the Company published on the website of Hong Kong Stock Exchange on 22 December 2017, 17 January and 8 February 2018.
2. On 2 February 2018, the Company’s application for the listing of JPY-denominated credit enhanced bonds was approved by the Tokyo Stock Exchange. On 9 March 2018, the Company issued JPY- denominated credit enhanced bonds. On 19 March 2018, the Company’s JPY-denominated credit enhanced bonds were listed. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 2 February, 9 March and 19 March 2018.
76 China Eastern Airlines Corporation Limited 2018 Interim Report

3. On 1 March 2018, the Company entered into the contractual operation agreement and the operation cost agreement with China Cargo Airlines, pursuant to which, China Cargo Airlines as a contractor shall operate the Bellyhold space business and pay contractual fee to the Company; and the Company shall reimburse the operation cost of the Bellyhold space business to China Cargo Airlines. For details, please refer to the announcements and circular of the Company published on the website of Hong Kong Stock Exchange on 1 March, 12 March and 29 March 2018.
4. On 8 February, 21 June and 30 August 2018, the general meetings of the Company considered and approved the resolutions in relation to the amendments to certain provisions of the Articles, the rules for procedures for general meetings, the rules for the meeting of the board of directors and the rules for the meeting of the supervisory committee of the Company, respectively. For details, please refer to the announcements and circulars of the Company published on the website of Hong Kong Stock Exchange on 19 January, 8 February, 29 March, 21 June, 10 July, 10 August and 30 August 2018.
5. The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Company, and their actual amounts incurred up to 30 June 2018, are set out as follows:

Unit: RMB thousand

Approved category	Actual amount incurred up to 30 June 2018	2018 estimated transaction caps
Financial services (balance)
— balance of deposit	1,672,722	11,500,000
— balance of loans	—	11,500,000
Catering supply services	634,143	1,650,000
Flight support services	177,325	690,000
Import and export services	94,101	490,000
Property leasing	26,691	85,000
Advertising agency services	9,085	85,000
Aviation information technology services (pursuant to the Rules	333,382	1,048,000
Governing the Listing of Stocks on the Shanghai Stock Exchange)
Aircraft finance lease services	1,808,489	USD2,415 million
		or equivalent RMB
Aircraft operating lease services	57,932	700,000

Management Discussion and Analysis

Unit: RMB thousand

Approved category	Actual amount incurred up to 30 June 2018	2018 estimated transaction caps
Aviation supplies maintenance services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	50,886	360,000
Freight logistics support services (the Company provides services to Eastern Logistics)	50,206	375,000
Cargo terminal business support services (Eastern Logistics provides services to the Company)	8,343	610,000
Bellyhold space management (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	32,098	500,000
Bellyhold space contractual operation		
— contractual fee received	912,217	3,000,000
— operation cost paid	80,485	265,000
AFK aviation transportation cooperation and support services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)		
— amount received	439,561	1,005,000
— amount paid	208,739	850,000

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Liu Shaoyong
Chairman

Shanghai, the People's Republic of China
30 August 2018

As at the date of this report, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

78 China Eastern Airlines Corporation Limited | 2018 Interim Report